TULLY'S COFFEE CORPORATION

TULLY'S COFFEE

Fiscal 2006 Annual Report



tullys.com


LIQUID
CANDY CANE.
LIMITED
RESERV
Presents
MEXICAN PLUMA
HIDALGO
CELEB
CHOC
MO
SINCE
CELEBRATING
CHOCOLATE
MONTH
America's Favorite
Substitute For Love
MOCHA
SHAKE
Holidays
GUAYAKI
YERBA MATE
GUAT
Drink your Thrill on
eberry Hill
High in
Antioxidan
Real Northw
Blueberries
handcrafted coffee
Bellacc
Pumpkin Perfection
Not Your Grandma's Pumpkin
PUMPKIN SPICE
BELLACCINO
FROST BITE BAD
EGGNOG
GOOD
FREE
Wi-Fi
Ciao
Bellaccino
SPICED
CHAI
TULLY'S INSIDER
TULLY'S COFF
for the Cure
SUMATRA
ARTHY × RICH × ROBUST
SMOOTHIES
CRAN
RASPBER
mium Wilcox
Lowfat Milk
Wilcox
MOCHA
SHADE GROWN
USDA
ORGANIC
FAIR TRADE
FEDERATION
A JOYOUS
UNION OF
EGGS
AND NOGS
MANG
FAIR TRADE
GHIRAR
CHOCO
MOMENTS OF TIME
GHIRARDELLI
Bellaccino
A Premium Blend of Lowfat Milk
and Tully's Handcrafted Coffee
100% CE
TULLY'S
GUA
YERB
TULLY'S
KEURIG
MONTH
The Sweet Nectar
the Cocoa Bean
Raspberry Truffle
MOCHA

TULLY'S COFFEE

Tully's fiscal year is the 52 or 53-week period that ends on the Sunday closest to March 31st each year. This was April 2, 2006 for Fiscal 2006 and will be April 1, 2007 for Fiscal 2007. This report contains annual information for Fiscal 2006.

February 14, 2007

Dear Shareholders,

Over the past year we have strengthened and enhanced our management team which in turn has positively impacted our financial performance. A component of this success is that we remain committed to and focused on creating remarkable handcraft-roasted coffees that truly stand apart from the rest. We share our passion for our coffee with every customer who walks into our retail stores or purchases a bag of Tully's at their local grocery store.

And speaking of our retail stores, the most exciting news involves the positive comparable store sales achieved in the two most recent quarters (+3.6% in our second quarter FY 07 and +7.0% in our third quarter FY 07). We believe this reflects our implementation of well-proven retail concepts introduced by our seasoned management team. We have launched new barista products, more clearly defined our merchandising assortments and focused on making greater merchandise statements within our stores.

We are putting more emphasis on store procedures, employee development and employee rewards. We have refreshed our store interiors, and are devoting more space in our stores for groups, increasing the number of large tables to enhance Tully's free Wi-Fi experience. We want individuals and groups to consider Tully's as their place to work, meet and relax. Also, we have renewed our emphasis on serving our local communities and have adopted the philosophy of "paying it forward" to symbolize our intentions.

In addition to our company owned stores, our U.S. franchised store count has risen to 36 stores. We now have franchised stores operating in colleges, supermarkets, airports and hotels. Our franchisee for the state of Idaho has opened three stores in Boise with more to come this year. We are proud to include them in the Tully's family. We believe franchising of Tully's retail locations is quite complementary to our company owned store growth.

Our wholesale coffee business continues to produce double digit quarterly percentage sales increases, fueled by growing distribution and expansion of new products. We have increased the number of grocery stores offering Tully's coffee to almost 4,000. The wholesale division has also had great success this past year launching two major new products. ***Bellaccino***, a ready-to-drink bottled coffee beverage in three flavors has been received well by the consumer looking for a genuine coffee product. The single portion Tully's K-Cup for the Keurig brewing system is building distribution coast to coast. The K-Cup has also been received well at the retail level.

Hopefully you have seen our quarterly newsletter called the "Tully's Insider" that is distributed through our stores and by mail to shareholders. Our second edition was recently published and distributed. The Tully's Insider is a great way to keep you and our customers informed about the exciting news from our retail and wholesale divisions. Please let us know if you have not been receiving the Tully's Insider by mail.

Most importantly, we are focused on strategies to increase the revenues of our company as we believe that significant top line growth is the best path toward meeting our business and therefore investment objectives. These strategies have required that we make investments in our business, which have adversely affected our short term results. We believe this to be a wise investment for the future.

We intend to accelerate our growth strategies in the next year. This will require that we raise additional capital and we have the planning process well under way for this need.

Even though most of you have been shareholders of Tully's for less than ten years, we are about to celebrate Tully's 15th anniversary. We appreciate your support of "our" company over these many years. We also thank you for being an enthusiastic supporter and cheerleader by telling your friends and family about all the great things that are happening at Tully's.

We look forward to having a cup of Tully's with all of you.

Very truly yours,

TULLY'S COFFEE CORPORATION

Tom T. O'Keefe
Chairman

John K. Buller
President and Chief Executive Officer

SELECTED FINANCIAL DATA

The following selected financial data have been derived from the consolidated financial statements of Tully's. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. The selected condensed consolidated statements of operations data for the thirty-nine week periods ended December 31, 2006 and January 1, 2006 and the selected condensed consolidated balance sheet data for December 31, 2006 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this Annual Report. The selected consolidated statements of operations data for each of the three years ended April 2, 2006, April 3, 2005, and March 28, 2004 and the selected consolidated balance sheet data at April 2, 2006 and April 3, 2005 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The selected consolidated statements of operations data for the fiscal years ended March 30, 2003, March 31, 2002, and April 1, 2001 and the consolidated balance sheet data at January 1, 2006, March 28, 2004 and March 30, 2003 have been derived from consolidated financial statements that have not been included in this Annual Report.

	Thirty-Nine Week Period Ended		Fiscal Years Ended (1)				
(dollar amounts in thousands, except per share data)	Dec 31, 2006	Jan 1, 2006	Apr 2, 2006	Apr 3, 2005	Mar 28, 2004	Mar 30, 2003	Mar 31, 2002
Results of Operations Data(2, 3, 4)							
Net sales	$46,565	$45,748	$58,245	$ 53,980	$50,768	$ 50,800	$ 51,458
Operating income (loss)	(7,206)	1,095	(1,313)	(3,695)	(1,846)	(6,834)	(13,381)
Income (loss) before cumulative effect of change in accounting principle	(7,374)	17,800	15,423	(4,625)	(2,595)	(7,056)	(11,422)
Cumulative effect of change in accounting principle(2)	—	—	—	—	—	(3,018)	—
Net income (loss)	$(7,374)	$17,800	$15,423	$ (4,625)	$(2,595)	$(10,074)	$(11,422)
Earnings (loss) per share—basic and diluted:							
Earnings (loss) before cumulative effect of change in accounting principle	$ (0.41)	$ 1.00	$ 0.87	$ (0.28)	$ (0.16)	$ (0.43)	$ (0.70)
Cumulative effect of change in accounting principle(2)	—	—	—	—	—	(0.18)	—
Earnings (loss) per share—basic	$ (0.41)	$ 1.00	$ 0.87	$ (0.28)	$ (0.16)	$ (0.62)	$ (0.70)
Earnings (loss) per share—diluted	$ (0.41)	$ 0.34	$ 0.30	$ (0.28)	$ (0.16)	$ (0.62)	$ (0.70)
Balance Sheet Data							
Total assets	$17,576	$23,681	$21,527	$ 17,930	$20,017	$ 23,677	$ 32,469
Long-term obligations (including current portion)(5)	4,347	3,270	3,402	6,883	6,446	6,843	3,164
Stockholders' equity (deficit)	$(1,911)	$ 7,500	$ 5,127	$(10,639)	$(6,671)	$ (4,480)	$ 5,296
Other Data							
Earnings (loss) before interest, taxes, depreciation and amortization(3, 6)	$(4,548)	$21,217	$19,676	$ 2	$ 1,830	$ (2,093)	$ (5,558)
Number of stores at fiscal year end							
Stores operated by Tully's	90	90	88	92	94	100	104
Stores operated or franchised by international licensees	— *	— *	— *	245	174	113	50
Stores operated by U.S. franchisees	36	20	23	5	1	—	—
Total retail stores at fiscal year end	126	110	111	342	269	213	154

* As the result of the Japan Rights sale, the Japanese Tully's stores operated and franchised by Tully's Coffee Japan are excluded from our franchised and licensed store counts after August 31, 2005. Tully's and Tully's Coffee Japan have agreed to cooperate in the development of the Tully's brand for the mutual benefit of the two companies.

Notes for Selected Financial Data

(1) Each fiscal year included 52 weeks, except for the fiscal year ended April 3, 2005 ("Fiscal 2005") which had 53 weeks. The 53rd week accounted for $955,000 in net sales in Fiscal 2005.

(2) The cumulative effect of a change in accounting for goodwill in the amount of $3,018,000 was recorded in Fiscal 2003.

(3) A $17,392,000 gain on the sale of the Japan Rights was recognized in Fiscal 2006. As the result of the termination of our license and supply agreements with Tully's Coffee Japan, $4,405,000 of deferred license revenue was recognized in Fiscal 2006, and Tully's has not received the operating cash flows from license fees and coffee roasting fees from Tully's Coffee Japan since July 31, 2005. Additionally, the following charges are included in the results of operations (dollars in thousands):

	Thirty-Nine Week Period Ended		Fiscal Years Ended				
	Dec 31, 2006	Jan 1, 2006	Fiscal 2006	Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002
Impairment of long-lived assets	$ —	$—	$236	$ 200	$ 97	$1,310	$2,315
Store closures and lease termination costs	96	176	219	43	170	108	1,583
Liquidation and write-off of Tully's Europe B.V.	—	—	—	—	—	—	46
Severance costs related to then-president	200	—	—	402	—	—	—
Settlement of litigation (see Note 16 of the Notes to the Consolidated Financial Statements)	72	—	—	1,628	—	—	—
Legal and other costs of UCC litigation (see Note 5 of the Notes to the Condensed Consolidated Financial Statements	799	—	—	—	—	—	—
Evaluation of business integration opportunity (see Note 13 of the Notes to the Consolidated Financial Statements)	—	—	—	129	541	—	—
Total	$1,167	$176	$455	$2,402	$808	$1,418	$3,944

(4) During Fiscal 2002, Tully's received a $12,000,000 license fee from UCC. In addition, we received $4,200,000 and 300 shares of Tully's Coffee Japan stock (with a market value of approximately $1,771,000 at October 1, 2001) in connection with the amendment of our supply agreement with Tully's Coffee Japan. The Tully's Coffee Japan stock was sold by Tully's in Fiscal 2003.

(5) Long term obligations (including current portion) are summarized as follows (dollars in thousands):

	Dec 31, 2006	Jan 1, 2006	Apr 2, 2006	Apr 3, 2005	Mar 28, 2004	Mar 30, 2003	Mar 31, 2002
Credit line, current portion of long-term debt and capital lease obligations	$3,325	$2,116	$2,209	$2,078	$1,145	$ 561	$ 308
Long-term debt, net of current portion	22	—	28	600	2,167	3,106	26
Capital lease obligations, net of current portion	63	61	72	112	203	360	127
Other liabilities	937	1,093	1,093	1,093	—	—	—
Convertible promissory note, net of discount	—	—	—	3,000	2,931	2,816	2,703
Long term obligations (including current portion)	$4,347	$3,270	$3,402	$6,883	$6,446	$6,843	$3,164

(6) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a financial measurement we use to measure our operating performance, excluding the effects of financing costs, income taxes, and non-cash depreciation and amortization. See "Management's Discussion and Analysis" for additional information regarding the computation and usage of EBITDA information. The following table sets forth, for the periods indicated, the computation of EBITDA and reconciliation to the reported amounts for net income (loss) (dollars in thousands):

	Thirty-Nine Week Period Ended		Fiscal Years Ended				
	Dec 31, 2006	Jan 1, 2006	Apr 2, 2006	Apr 3, 2005	Mar 28, 2004	Mar 30, 2003	Mar 31, 2002
Net income (loss)	$(7,374)	$17,800	$15,423	$(4,625)	$(2,595)	$(10,074)	$(11,422)
Add back cumulative effect of change in accounting principle	—	—	—	—	—	3,018	—
Income (loss) before cumulative effect of change in accounting principle	(7,374)	17,800	15,423	(4,625)	(2,595)	(7,056)	(11,422)
Add back amounts for computation of EBITDA							
Interest income, interest expense, and loan guarantee fees	171	405	385	924	760	721	904
Income taxes	19	339	339	52	43	25	6
Depreciation and amortization	2,636	2,673	3,529	3,651	3,622	4,217	4,954
Earnings (loss) before interest, taxes, depreciation and amortization	$(4,548)	$21,217	$19,676	$ 2	$ 1,830	$ (2,093)	$ (5,558)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that Tully's believes is relevant to an assessment and understanding of our results of operations and financial condition for the fiscal years ended April 2, 2006, April 3, 2005 and March 28, 2004 and for the thirty-nine week periods ended December 31, 2006 ("Nine Months Fiscal 2007") and January 1, 2006 ("Nine Months Fiscal 2006"). The following discussion should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this report. We believe that certain statements herein, including statements concerning anticipated store openings and closings, planned capital expenditures, and trends in or expectations regarding Tully's operations, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on currently available operating, financial and competitive information, and are subject to risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of our business plans, the impact of competition, the effect of legal proceedings, and the success of our franchisees and licensees. These and other factors that may cause our actual results and trends to differ materially from our expectations are described in our annual report on Form 10-K and the other periodic filings that we make with the Securities and Exchange Commission.

For financial reporting, we end our fiscal year on the Sunday closest to March 31. As a result, we record our revenue and expenses on a 52 or 53 week period, depending on the year. Fiscal 2006 included 52 weeks while Fiscal 2005 included 53 weeks. Each of Fiscal 2004, Fiscal 2003, and Fiscal 2002 included 52 weeks.

Overview

As discussed in Note 13 of the Notes to Consolidated Financial Statements, on August 31, 2005 we sold certain intellectual property assets and rights to Tully's Coffee Japan (the "Japan Rights") for $17,500,000. These cash proceeds are being used to improve our financial condition, to fund our current operations, and to accelerate the development of our business outside of Japan.

During the period from the Japan Rights sale closing through December 31, 2006, we have fully repaid our debt under the Kent Central note and convertible note (totaling approximately $4.1 million). In this time period, we have invested funds in our Retail and Wholesale divisions with the objective of establishing higher sales levels for both divisions, and in our Specialty division. We have expanded our U.S. franchised store base from 20 locations at January 1, 2006 to 36 locations in five states at December 31, 2006. We have invested $3.3 million in capital expenditures for property and equipment (including seven new company-operated stores, remodels of several company-operated stores, new equipment or furniture for many of our existing company-operated stores, and equipment for our Wholesale division). We have also funded increased accounts receivable and inventories associated with the growth of our Wholesale division.

From our founding, our objective was to establish Tully's as one of the most respected coffee brands in the world. To achieve this goal, we made significant investments in marketing and building our brand and we concentrated on opening company-operated retail stores in the U.S. and on licensing third parties in international markets. In Fiscal 2002, we decided that we had successfully developed our brand identity and that we could modify our strategy to place greater emphasis on improving overall corporate operating performance. We also decided that the Tully's brand, products, and retail store model have been developed to a point where they can be leveraged for improved operating results, and replicated in additional locations and markets. These continuing initiatives toward improved operating performance and cash flow include:

- new and expanded product offerings,
- enhancing our marketing efforts,

- initiating selective retail price changes,
- making cost of sales improvements through more efficient product purchasing,
- opening new company-operated stores that are expected to produce a return on investment that meets our requirements,
- growing our Specialty division revenues through growth in the number of franchised stores in the U.S. and from new international licensing relationships,
- closing stores that do not meet our financial criteria,
- increasing sales from the Wholesale division through new products and new customers, and
- controlling marketing, general and administrative costs.

Some business improvement expenditures have negatively impacted our operating results since we completed the Japan Rights sale, but are intended to improve our operating results in the future. These include temporary reductions in gross margins on sales (such as promotional discounts, display allowances and new product sampling costs) for our Wholesale and Retail divisions. We have increased some expense spending in order to accelerate the improvements in our retail operations (such as repair and décor costs and employee recruitment and training costs). Other costs (such as new product development, marketing, and advertising costs) have been increased with the expectation of increasing our future sales levels.

Additionally, we have put new personnel into certain key management positions in our Retail division and on our executive leadership team. In August 2006, Mr. John Buller, an experienced retail executive serving on our board of directors, became President and Chief Executive Officer for Tully's.

These strategies, coupled with the elimination of the license fees and coffee roasting revenues from Tully's Coffee Japan and increased costs related to higher green coffee costs and general economic trends, have reduced our operating income and our cash flow from operations as compared to periods prior to the Japan Rights sale. We believe that these strategies are necessary to accelerate and increase the future growth of our business. The lead time between investment and results, and the level of success for any initiative, cannot be predicted with any level of certainty, but there are some favorable indications that these efforts are being productive. In our Retail division, comparable store sales for the fiscal quarter ended October 1, 2006 ("Second Quarter 2007") increased 3.6% and comparable store sales for Third Quarter 2007 increased 7.0% compared to the same periods in Fiscal 2006. Our new company-operated stores added 7.8% net retail sales for Third Quarter 2007. Wholesale sales for the Third Quarter 2007 increased 31.9% compared to Third Quarter 2006.

Many of these expense investment efforts required a heavier initial investment during the past several months. Some of these expenses are now being reduced or eliminated. We expect the initiatives of the past several months to produce financial benefits for the company, and we are taking other actions with the objective of improving our operating income and cash flow results as compared to these recent periods. These actions include improvements to our product gross margins from lower levels of promotional discounts and display allowances, and from selective price increases. We have also implemented initiatives to improve inventory productivity. We expect these efforts to improve our financial performance in future periods.

The effects of the Japan Rights sale as described above, and the costs associated with the contested termination of our license with UCC Ueshima Coffee Company, Ltd. ("UCC"), as described in Note 5 of the Notes to the Condensed Consolidated Financial Statements, have resulted in some unusual or nonrecurring revenue and expense amounts during Fiscal 2007 and Fiscal 2006. These income and (expense) amounts are summarized as follows (dollars in thousands):

	Thirty-Nine Week Periods Ended	
	December 31, 2006	January 1, 2006
Included in Revenues—Accelerated recognition of non-cash deferred revenues upon termination of agreements with Tully's Coffee Japan	$—	$ 4,405
Included in Other operating expenses—Actual and estimated legal and other costs associated with the litigation with UCC	(799)	—
Included in Other Income—Gain on sale of Japan Rights	—	17,392
Income taxes related to the Japan Right sale	(19)	(339)
Combined net amounts	$(818)	$21,458

Tully's business plan for Fiscal 2008 reflects a greater emphasis on business growth. We are continuing to place an increased emphasis on growth of revenues, as we believe that sustained revenue growth is a key element in the achievement of Tully's financial and growth objectives. We expect to open two or fewer company-operated stores in the remainder of Fiscal 2007 (in addition to the six already opened this year). In Fiscal 2008, we expect to open up to 40 new company-operated stores, depending upon the amount and timing of the capital raised for this purpose, as described below. We expect to place continued emphasis on growth of our wholesale division, through new customers and markets, introduction of new products, and promotion of our current products. We also expect to add a greater number of franchised stores in Fiscal 2008 as compared to Fiscal 2007. This higher pace of growth will require higher levels of investment through capital expenditures, working capital and operating expenses. To fund these requirements, we expect to seek additional debt or equity capital.

We derive our revenues from the:

- Retail division, which operates retail stores in the Western United States,
- Wholesale division, which sells Tully's-branded products to domestic supermarkets, food service distributors, restaurants, institutions, and office coffee services, and through direct mail order and internet sales, and
- Specialty division, which manages our U.S. and foreign franchising.

The relative percentage of net sales from each division for the Nine Months Fiscal 2007 and Fiscal 2006 are depicted by these graphs.


FY 2006*
Specialty division 11.8%
Wholesale division 22.6%
Retail division 65.6%


FY 2007 39 weeks 12/06
Specialty division 2.6%
Wholesale division 34.2%
Retail division 63.2%

* Percentages for Fiscal 2006 include the effects from the accelerated recognition of $4,405,000 of deferred license revenues. Excluding this amount, the percentages for the Fiscal 2006 would be Retail (70.9%), Wholesale (24.6%) and Specialty (4.5%).

The retail stores operated by Tully's and our licensees and franchisees are summarized as follows:

	Thirty-Nine Week Periods Ended		Fiscal Years Ended		
	Dec 31, 2006	Jan 1, 2006	April 2, 2006	April 3, 2005	March 28, 2004
STORES OPERATED BY TULLY'S:					
Beginning of the year	88	92	92	94	100
New stores	6	2	2	1	1
Closed stores	(4)	(4)	(6)	(3)	(7)
End of the year	90	90	88	92	94
LICENSEES AND FRANCHISEES (end of period):					
International licensees	— *	— *	— *	245	174
U.S. franchisees	36	20	23	5	1
Total licensees and franchisees	36	12	23	250	175
Total retail stores at end of the year	126	104	111	342	269

* As the result of the Japan Rights sale, the Japanese Tully's stores operated and franchised by Tully's Coffee Japan are excluded from our franchised and licensed store counts after August 31, 2005. Tully's and Tully's Coffee Japan have agreed to cooperate in the development of the Tully's brand for the mutual benefit of the two companies.

Comparable store sales are defined as sales from company-operated stores open for the full period in both the current and comparative prior year periods. Retail division comparable store sales increase (decrease) from the third quarter of Fiscal 2004 through the Third Quarter 2007 as compared to the corresponding periods in the previous fiscal year, are depicted in the graph presented below.


Retail Comparable Store Sales
% of Comparable Sales Incr/(Decr)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
0.8%
2.5%
-0.8%
-4.2%
-0.7%
-2.3%
-1.3%
-1.4%
-4.4%
-1.1%
-2.6%
3.6%
7.0%
FY04 Q3
FY04 Q4
FY05 Q1
FY05 Q2
FY05 Q3
FY05 Q4
FY06 Q1
FY06 Q2
FY06 Q3
FY06 Q4
FY07 Q1
FY07 Q2
FY07 Q3

We believe that the comparable store sales increases and decreases in the periods shown above reflect the effects of (i) the changes in economic conditions generally, (ii) competition (including the effects of new competitive stores opened during these periods), (iii) the increased availability of Tully's coffee in supermarkets, (iv) the relative levels and effectiveness of product innovation and marketing during each period, and (v) the level of customer satisfaction with services and store facilities.

The increases and decreases in Retail division sales shown in the graph below reflect the factors discussed above, the openings and closings of stores, and normal seasonal patterns (generally, a slightly larger percentage of our Retail division sales occur in our third fiscal quarter).



Retail Quarterly Sales (dollars in thousands)
$10,500
$10,000
$9,500
$9,000
$8,500
$8,000
$7,500
$7,000
$6,500
$6,000
$10,136
$9,631
$9,985
$9,852
$10,085
$9,448
$9,800
$9,625
$9,589
$9,180
$9,577
$9,836
$10,013
FY04 Q3
FY04 Q4
FY05 Q1
FY05 Q2
FY05 Q3
FY05 Q4*
FY06 Q1
FY06 Q2
FY06 Q3
FY06 Q4
FY07 Q1
FY07 Q2
FY07 Q3

* Data for the fourth quarter of Fiscal 2005 excludes sales from the 53rd week of Fiscal 2005, which were $732,000.

Company Owned Store Count (end of Period)

	FY04 Q3	FY04 Q4	FY05 Q1	FY05 Q2	FY05 Q3	FY05 Q4	FY06 Q1	FY06 Q2	FY06 Q3	FY06 Q4	FY07 Q1	FY07 Q2	FY07 Q3
Company Owned Stores	93	94	94	93	92	92	91	92	90	88	90	90	90

Since Fiscal 2004, our Wholesale division has focused on growth through the addition of new customers and territories. The strategy has resulted in much greater distribution of our products in the supermarket and food service channels and we believe is providing a basis for improved results in our Wholesale division. The increases and decreases in Wholesale division sales shown in the graph below reflect the effects of new customers, new products, pricing changes, and normal seasonal patterns (generally, a larger percentage of our Wholesale division sales occur in our second and third fiscal quarters).



Wholesale Division Sales (dollars in thousands)
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$1,684
$1,197
$1,947
$2,406
$2,715
$2,225
$2,865
$3,121
$4,269
$2,932
$4,024
$6,262
$5,629
FY04 Q3
FY04 Q4
FY05 Q1
FY05 Q2
FY05 Q3
FY05 Q4*
FY06 Q1
FY06 Q2
FY06 Q3
FY06 Q4
FY07 Q1
FY07 Q2
FY07 Q3

* The fourth quarter of Fiscal 2005 excludes sales from the 53rd week of Fiscal 2005, which were $223,000.

Licensee and Franchise store Count (end of Period)

	FY04 Q3	FY04 Q4	FY05 Q1	FY05 Q2	FY05 Q3	FY05 Q4	FY06 Q1	FY06 Q2	FY06 Q3	FY06 Q4	FY07 Q1	FY07 Q2	FY07 Q3
International													
Licensees*	155	175	198	207	228	245	260	—	—	—	—	—	—
US Franchisees	—	1	2	3	4	5	6	12	20	23	27	33	36
Total	155	176	200	210	232	250	266	12	20	23	27	33	36

* As the result of the Japan Rights sale, the Japanese Tully's stores operated and franchised by Tully's Coffee Japan are excluded from our franchised and licensed store counts after August 31, 2005. Tully's and Tully's Coffee Japan have agreed to cooperate in the development of the Tully's brand for the mutual benefit of the two companies.

Results of Operations

The following table sets forth actual and pro forma statement of operations data expressed as a percentage of net sales, for the periods indicated. The actual and pro forma statement of operations data have been derived from our consolidated financial statements, which are included elsewhere in this report. The pro forma statement of operations data excludes the $4,405,000 of deferred license revenues recognized in Fiscal 2006 as a result of the Japan Rights sale. The statement of operations data for the thirty-nine week periods ended December 31, 2006, January 1, 2006, and the pro forma data are not necessarily indicative of the results that may be obtained for a full year.

	Thirty-Nine Week Periods Ended			Fiscal Years Ended			
	Dec 31, 2006	Jan 1, 2006	Pro forma Jan 1, 2006	Pro forma Apr 2, 2006	Apr 2, 2006	Apr 3, 2005	Mar 28, 2004
STATEMENTS OF OPERATIONS DATA:							
Sales of products	97.4%	85.9%	95.0%	95.5%	88.3%	92.0%	93.5%
Licenses, royalties, and fees	0.3%	1.8%	2.0%	1.5%	1.4%	4.1%	2.4%
Recognition of deferred revenue	2.3%	12.3%	3.0%	3.0%	10.3%	3.9%	4.1%
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold and related occupancy expenses	53.9%	44.3%	49.1%	50.3%	46.5%	44.2%	43.6%
Store operating expenses	29.1%	28.4%	31.8%	31.8%	29.4%	32.1%	33.3%
Other operating expenses	9.2%	5.9%	6.1%	6.6%	6.1%	5.1%	4.0%
Marketing, general and administrative costs	17.2%	13.1%	14.5%	14.6%	13.5%	14.9%	14.0%
Depreciation and amortization	5.7%	5.8%	6.5%	6.5%	6.1%	6.8%	7.1%
Settlement of litigation	0.2%	—	—	—	—	3.0%	—
Evaluation of business integration opportunity	—	—	—	—	—	0.2%	1.1%
Impairment of long-lived assets	—	—	—	0.4%	0.4%	0.4%	0.2%
Store closure and lease termination costs	0.2%	0.4%	0.4%	0.4%	0.4%	0.1%	0.3%
Total cost of goods sold and operating expenses	115.5%	97.6%	108.0%	110.6%	102.3%	106.8%	103.6%
Operating loss	(15.5)%	2.4%	(8.0)%	(10.6)%	(2.3)%	(6.8)%	(3.6)%
Other income (expense)							
Interest expense	(0.5)%	(1.0)%	(1.1)%	(1.0)%	(0.9)%	(1.1)%	(1.1)%
Interest income	0.1%	0.3%	0.3%	0.4%	0.4%	*	*
Gain on sale of Japan Rights	—	38.0%	42.1%	32.3%	29.9%	*	*
Miscellaneous income (expense)	*%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Loan guarantee fee expense	—	(0.1)%	(0.2)%	(0.1)%	(0.1)%	(0.7)%	(0.4)%
Income (loss) before income taxes	(15.8)%	39.6%	33.2%	21.1%	27.1%	(8.5)%	(5.0)%
Income taxes	—	(0.7)%	(0.8)%	(0.6)%	(0.6)%	(0.1)%	(0.4)%
Net income (loss)	(15.8)%	38.9%	32.4%	20.5%	26.5%	(8.6)%	(5.1)%

* *Amount is less than 0.1%*

Earnings before Interest, Taxes, Depreciation and Amortization

Earnings (loss) before interest, taxes, depreciation and amortization ("EBITDA") is a financial measurement we use to measure our operating performance, excluding the effects of financing costs, income taxes, and non-cash depreciation and amortization. We view EBITDA as a key indicator of our operating business performance. We expect to continue to incur these excluded items: interest income, interest expense based on our outstanding debt, income taxes, and depreciation and amortization as we will continue to have long-lived assets.

Regulation S-K (Item 10(e)) and other provisions of the Exchange Act of 1934 define and prescribe the conditions for use of certain non-GAAP financial information. We believe that our "EBITDA" information, which meets the definition of a non-GAAP financial measure, is important supplemental information to investors.

We use EBITDA for internal managerial purposes and as a means to evaluate period-to-period comparisons. This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with generally accepted accounting principles ("GAAP") and should not be relied upon to the exclusion of GAAP financial measures. EBITDA information reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and to not rely on any single financial measure.

Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our financial statements. For a quantitative reconciliation of our EBITDA information to the most comparable GAAP financial measures, see the table below.

The following table sets forth, for the periods indicated, the computation of EBITDA and reconciliation to the reported amounts for net income (loss):

Earnings (loss) before interest, taxes, depreciation and amortization is computed as follows (dollars in thousands):

	Thirty-Nine Week Periods Ended		Fiscal Years Ended		
	Dec 31, 2006	Jan 1, 2006	April 2, 2006	April 3, 2005	March 28, 2004
Net income (loss)	$(7,374)	$17,800*	$15,423*	$(4,625)	$(2,595)
Add back amounts for computation of EBITDA					
Interest income, interest expense, and loan guarantee fees	171	405	385	924	760
Income taxes	19	339	339	52	43
Depreciation and amortization	2,636	2,673	3,529	3,651	3,622
Earnings (loss) before interest, taxes, depreciation and amortization	$(4,548)	$21,217	$19,676	$ 2	$ 1,830

* Amounts include the gain of $17,392,000 from the Japan Rights sale and the accelerated recognition of $4,405,000 of deferred license revenue resulting from the Japan Rights sale, as described in Note 13 of the Notes to the Consolidated Financial Statements.

Nine Months Fiscal 2007 Compared To Nine Months Fiscal 2006

Net Sales

Sales of products increased $6,067,000 or 15.4% to $45,347,000 for the Nine Months Fiscal 2007 as compared to $39,280,000 for the Nine Months Fiscal 2006. Including the one-time effects of the $4,405,000 of deferred license revenues recognized in Fiscal 2006, in the Nine Months Fiscal 2007, net sales increased $817,000, or 1.8%, to $46,565,000 as compared to net sales of $45,748,000 for the Nine Months Fiscal 2006. The increase in net sales was comprised as follows:

Total company **Nine Months Fiscal 2007 compared to Nine Months Fiscal 2006 (dollars in thousands)**	**Increase (Decrease) in Net Sales**
Sales of products	$ 6,067
Licenses, royalties and fees	(688)
Recognition of deferred license revenue	(4,562)
Net sales	$ 817

The divisional increase in net sales was comprised as follows:

Total company **Nine Months Fiscal 2007 compared to Nine Months Fiscal 2006 (dollars in thousands)**	**Increase (Decrease) in Net Sales**
Retail division	$ 412
Wholesale division	5,660
Specialty division	(5,255)
Total company	$ 817

The Retail division sales increase represented a 1.4% increase compared to the Nine Months Fiscal 2006. For the Nine Months Fiscal 2007 comparable retail store sales were up 3.2%. The factors comprising this sales increase are summarized as follows:

Retail division **Components of net sales increase** **Nine Months Fiscal 2007 compared to Nine Months Fiscal 2006 (dollars in thousands)**	**Increase (Decrease) in Net Sales**
Comparable stores sales increase	$ 825
Sales increase from new stores	1,811
Sales decrease from stores closed during Fiscal 2007 and Fiscal 2006	(2,215)
Other	(9)
Total Retail division	$ 412

Wholesale division net sales increased $5,660,000, or 55.2%, to $15,915,000 for the Nine Months Fiscal 2007 from $10,255,000 for the Nine Months Fiscal 2006. The increase reflects a $4,906,000 sales increase in the grocery channel, (due primarily to growth in the number of supermarkets selling Tully's coffee, increased sales to current supermarkets, and sales of our new RTD beverage products) and sales of our new K-cup products.

Net sales for the Specialty division decreased by $5,255,000 to $1,224,000 for the Nine Months Fiscal 2007 as compared to the Nine Months Fiscal 2006, reflecting the effects of the Japan Rights sale as described above.

Cost of Goods Sold and Operating Expenses

The accelerated recognition of $4,405,000 of deferred license revenues in the Nine Months Fiscal 2006, which had no associated cost of good sold and only $55,000 of associated expenses, impacted the comparability of Nine Months Fiscal 2006 amounts as a percentage of net sales as compared with Nine Months Fiscal 2007. For purposes of comparability, the pro forma percentage of sales amounts shown in the table above (which exclude the $4,405,000 effects from the accelerated recognition of these deferred license revenues in Nine Months Fiscal 2006) are presented in the discussion which follows.

Cost of goods sold and related occupancy costs increased $4,820,000, or 23.8%, to $25,108,000 for the Nine Months Fiscal 2007 as compared to Nine Months Fiscal 2006. The increase reflects approximately $4,530,000 of cost of goods sold for increased sales of our Wholesale division in the thirty-nine week period and approximately $359,000 of increased costs for our retail division, including approximately $148,000 relating to increased sales volumes, with the remainder associated with other product mix and cost factors. As a percentage of net sales, cost of goods sold and related occupancy costs increased to 53.9% for Nine Months Fiscal 2007 as compared to 44.3% for Nine Months Fiscal 2006, (*49.1 % pro forma for the Nine Months Fiscal 2006*) reflecting the factors described above and the mix of net sales described above (sales of the Retail division and the Specialty division typically have higher gross margins than the Wholesale division) in Nine Months Fiscal 2007 compared to Nine Months Fiscal 2006, and higher product costs (including green coffee) in Nine Months Fiscal 2007.

Store operating expenses increased $540,000, or 4.2%, to $13,535,000 in Nine Months Fiscal 2007 from $12,995,000 in Nine Months Fiscal 2006 as the result of general cost increases and the costs associated with programs to improve retail store service levels, including increases in store staffing and new training programs. As a percentage of total net sales, store operating expenses increased to 29.1% for Nine Months Fiscal 2007 compared to 28.4% for Nine Months Fiscal 2006 (*31.4 % pro forma for the Nine Months Fiscal 2006*).

Other operating expenses (expenses associated with all operations other than retail stores) increased $1,785,000 or 71.2% to $4,293,000 during Nine Months Fiscal 2007 from $2,508,000 in Nine Months Fiscal 2006. The increase reflects $1,088,000 of increased expenses incurred in connection with the expansion of our Wholesale division business, and $799,000 of legal fees and costs related to the UCC litigation (see Note 5 of the Notes to the Condensed Consolidated Financial Statements), as well as additional costs associated with the opening and development of new franchised stores for our Specialty division. As a percentage of net sales, other operating expenses increased to 9.2% for Nine Months Fiscal 2007 from 5.5% in Nine Months Fiscal 2006 (*6.1 % pro forma for the Nine Months Fiscal 2006*).

Marketing, general and administrative costs increased $2,018,000 or 33.6%, to $8,031,000 during the Nine Months Fiscal 2007 from $6,013,000 in the Nine Months Fiscal 2006. This increase is primarily due to costs associated with the business improvement initiatives described above, and includes increased marketing and advertising costs of $953,000. Additional retail and related overhead expenses of $217,000 were incurred in the Nine Months Fiscal 2007 for the expansion of training programs and administration. Severance and related costs of $200,000 were incurred in the Nine Months Fiscal 2007, as compared to $63,000 of severance and related costs incurred in the Nine Months Fiscal 2006.

Depreciation and amortization expense decreased $37,000, or 1.4%, to $2,636,000 for the Nine Months Fiscal 2007 from $2,673,000 for the Nine Months Fiscal 2006.

Operating Income

As a result of the factors described above, we had an operating loss of $7,206,000 for the Nine Months Fiscal 2007, which is an increased loss of $8,301,000 as compared to the operating income of $1,095,000 during the Nine Months Fiscal 2006.

Other Income (Expense)

During the Nine Months Fiscal 2006, Tully's recognized a gain of $17,392,000 on the Japan Rights sale (see Note 5 of the Notes to the Condensed Consolidated Financial Statements).

Interest expense decreased $245,000 or 51.9% to $227,000 for the Nine Months Fiscal 2007 as compared to $472,000 for the Nine Months Fiscal 2006, reflecting a lower cost of interest due to the lower borrowings during the Nine Months Fiscal 2007.

Income Taxes

Income tax expense decreased by $320,000 to $19,000 for the Nine Months Fiscal 2007, as compared to $339,000 during the Nine Months Fiscal 2006. The Fiscal 2006 amount reflected the estimated income tax and AMT consequences from the Japan Rights sale in Fiscal 2006 (the gain recognized on the Japan Rights sale was generally sheltered from income tax due to our net operating loss carryforwards, but was subject to state income taxes and federal AMT). During the Nine Months Fiscal 2007, an adjustment was made to the estimate for such income and AMT taxes as a result of the preparation of the tax returns for Fiscal 2006, resulting in $19,000 of additional expense.

Net Income

As a result of the factors described above, we had a loss of $7,374,000 for the Nine Months Fiscal 2007, which is a decrease of $25,174,000, as compared to the net income of $17,800,000 for the Nine Months Fiscal 2006.

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization

As a result of the factors described above, we had an EBITDA loss of $4,548,000 for the Nine Months Fiscal 2007, which represents a decrease of $25,765,000 as compared to EBITDA of $21,217,000 during the Nine Months Fiscal 2006.

Fiscal Year Ended April 2, 2006 Compared To Fiscal Year Ended April 3, 2005

During Fiscal 2006, we introduced new products to customers with promotions that included "free trial" and discount pricing offers, and implemented programs to improve retail store service levels, including increases in store staffing and new training programs. These ongoing initiatives are having negative financial effects in the short term, but are intended to grow our retail customer traffic and sales in the future. Due to limited capital availability (before the Japan Rights sale was completed), we limited our investment in merchandising and marketing programs, remodeling and renovation of existing stores, and opening of new stores.

Net Sales

Our net sales for Fiscal 2006 increased $4,265,000 (or 7.9%) to $58,245,000 as compared to net sales of $53,980,000 for Fiscal 2005. The increase in net sales is comprised as follows:

Total company **Fiscal year ended April 2, 2006 compared to the fiscal year ended April 3, 2005** **(dollars in thousands)**	**Increase (Decrease) in Net Sales**
Sales of products	$ 1,733
Licenses, royalties and fees	(1,392)
Recognition of deferred license revenue	3,924
Net sales	$ 4,265

Sales of products increased by $1,733,000, or 3.5%, as the result of increased product sales in our Wholesale division, partially offset by decreased product sales in our Retail division as described below, and offset by the effects of having 52 weeks of product sales in our Retail and Wholesale divisions in Fiscal 2006 as compared to 53 weeks in Fiscal 2005 (this extra week in Fiscal 2005 represented $955,000 of product sales). As the result of the Japan Rights sale and the related termination of our license and supply agreements with Tully's Coffee Japan, there was a one-time accelerated recognition of $4,405,000 of deferred license revenue in Fiscal 2006, and licenses, royalties and fees decreased due to the cessation of such fees from Tully's Coffee Japan after July 31, 2005. The divisional increase (decrease) in net sales was comprised as follows:

Total company **Fiscal year ended April 2, 2006 compared to the fiscal year ended April 3, 2005** **(dollars in thousands)**	**Increase (Decrease) in Net Sales**
Retail division	$(1,908)
Wholesale division	3,671
Specialty division	2,502
Total Company	$ 4,265

The Retail division sales decrease represented a 4.8% decrease (comparable store sales decrease of 2.1%) compared to Retail division sales for Fiscal 2005. The factors comprising this sales decrease are summarized as follows:

Retail division **Components of net sales increase** **Fiscal year ended April 2, 2006 compared to the fiscal year ended April 3, 2005** **(dollars in thousands)**	**Increase (Decrease) in Net Sales**
Comparable stores sales decrease	$ (774)
Sales decrease from stores closed in Fiscal 2006 and Fiscal 2005	(906)
Sales increase from new stores	570
Other	(66)
Sales from 53rd week in Fiscal 2005	(732)
Total Retail division	$(1,908)

Wholesale division net sales increased $3,671,000, or 38.6%, to $13,187,000 for Fiscal 2006, from $9,516,000 for Fiscal 2005. The increase reflects a $2,782,000 sales increase in the grocery channel, due to growth in the number of supermarkets selling Tully's coffees and expanded product selections in current supermarkets, combined with increased sales in food service channels. Fiscal 2005 included a 53rd week, for which Wholesale division sales totaled $223,000.

Net sales for the Specialty division increased by $2,502,000, or 57.4%, to $6,864,000 in Fiscal 2006 from $4,362,000 in Fiscal 2005, reflecting the one-time accelerated recognition of $4,405,000 of deferred license revenue in Fiscal 2006, offset by the other effects of the Japan Rights sale as described above.

Operating Expenses

The accelerated recognition of $4,405,000 of deferred license revenues in the Fiscal 2006, which had no associated cost of good sold and only $55,000 of associated expenses, impacted the comparability of Fiscal 2006 amounts as a percentage of net sales as compared with Fiscal 2005. For purposes of comparability, the pro forma percentage of sales amounts shown in the table above (which exclude the effects from the accelerated recognition of these deferred license revenues in Fiscal 2006) are presented in the discussion which follows.

Cost of goods sold and related occupancy costs increased $3,240,000, or 13.6%, to $27,097,000 for Fiscal 2006 as compared to $23,857,000 in Fiscal 2005. The increase reflects approximately $2,400,000 of cost of goods sold for increased sales of our Wholesale division in Fiscal 2006 and approximately $800,000 of increased costs for green coffee with the new coffee crop. As a percentage of net sales, cost of goods sold and related occupancy costs increased to 50.3% (pro forma) for Fiscal 2006 as compared to 44.2% for Fiscal 2005, with approximately one third of this resulting from the sales mix change (sales of the Retail division and the Specialty division typically have higher gross margins than the Wholesale division) in Fiscal 2006 compared to Fiscal 2005 and the remaining two thirds resulting primarily from higher product costs (including coffee) and from higher levels of sales discounts and allowances in the Wholesale division. Additionally, the Retail division gross margin was lower in Fiscal 2006 compared to Fiscal 2005, reflecting the product discount strategies described above and higher product costs.

Store operating expenses decreased $246,000, or 1.4%, to $17,095,000 for Fiscal 2006 as compared to $17,341,000 in Fiscal 2005 as the result of $129,000 of costs from the 53rd week in Fiscal 2005 and cost reductions associated with the closure of stores not meeting our financial requirements, offset by costs of new stores and increased labor costs. As a percentage of net sales, store operating expenses decreased to 31.8% (pro forma) for Fiscal 2006 as compared to 32.1% for Fiscal 2005.

Other operating expenses (expenses associated with all operations other than retail stores) increased $775,000 or 28.0% to $3,538,000 for Fiscal 2006 as compared to $2,763,000 in Fiscal 2005, reflecting $398,000 of additional expenses incurred in connection with the expansion of our Wholesale division business, and $277,000 of increased costs incurred by the Specialty division for the acquisition and development of new customers and new markets. As a percentage of net sales, other operating expenses increased to 6.6% (pro forma) for Fiscal 2006 as compared to 5.1% in Fiscal 2005.

Marketing, general and administrative costs decreased $219,000, or 2.7%, to $7,844,000 for Fiscal 2006 as compared to $8,063,000 for Fiscal 2005, reflecting the inclusion in Fiscal 2005 of severance and related costs of $402,000 from the resignation of our then-president and $36,000 of costs from the 53rd week in Fiscal 2005.

Depreciation and amortization expense decreased $122,000, or 3.3%, to $3,529,000 for Fiscal 2006 as compared to $3,651,000 in Fiscal 2005, reflecting a lower level of depreciable asset book value in Fiscal 2006 and $68,000 of expense from the 53rd week in Fiscal 2005.

During Fiscal 2004 we entered into preliminary discussions with Tully's Coffee Japan about the possibility of integrating our business with Tully's Coffee Japan, which were terminated in Fiscal 2005. In Fiscal 2005, we incurred fees and other expenses of $129,000, but we did not incur such fees in Fiscal 2006.

During Fiscal 2006 and Fiscal 2005, we performed reviews of our long-lived assets to determine whether such assets were impaired (see Note 8 of the Notes to the Consolidated Financial Statements). These reviews determined that impairments did exist, and a non-cash charge of $236,000 was recognized in Fiscal 2006 compared to the non-cash impairment charge of $200,000 during Fiscal 2005.

During Fiscal 2006, we incurred store closure and lease termination costs of $219,000 in connection with the closure of stores that did not meet our financial criteria, as compared to $43,000 of such costs in Fiscal 2005.

Operating Loss

As a result of the factors described above, we had an operating loss of $1,313,000 for Fiscal 2006, which is reduction in loss of $2,382,000 (64.5%) as compared to the operating loss of $3,695,000 during Fiscal 2005.

Other Income (Expense)

During Fiscal 2006, Tully's recognized a gain of $17,392,000 on the Japan Rights sale.

Interest income increased $205,000 to $208,000 for Fiscal 2006 as compared to $3,000 during Fiscal 2005 due to the increase of the amount of cash invested in interest bearing accounts after the proceeds from the Japan Rights sale were received in Fiscal 2006.

Interest expense decreased $43,000, or 7.5%, to $527,000 for Fiscal 2006 as compared to $570,000 during Fiscal 2005 due to lower outstanding debt during Fiscal 2006, partially offset by the effects of higher interest rates on outstanding debt during Fiscal 2006 as compared to Fiscal 2005, and $32,000 of interest expense from a multi-year state tax audit completed in Fiscal Quarter 2006.

During Fiscal 2006 we incurred loan guarantee fee expense of $66,000 from the non-cash compensation (paid with warrants) to the guarantors of the credit facility, as compared to $357,000 in Fiscal 2005. The decrease resulted primarily from the repayment of the related debt.

Income Taxes

Income tax expense increased $287,000 to $339,000 for Fiscal 2006 as compared to $52,000 during Fiscal 2005 due to the income tax consequences from the Japan Rights sale in Fiscal 2006, offset by a reduction in foreign tax expense associated with the cessation of taxable revenues from Tully's Coffee Japan after July 31, 2005. The gain recognized on the Japan Rights sale is generally sheltered from income tax due to our net operating loss carryforwards, but in Fiscal 2006 we recognized $335,000 of state income taxes and federal alternative minimum tax ("AMT") related to this sale.

Net Income (Loss)

As a result of Japan Rights sale and the other factors described above, net income increased $20,048,000 to $15,423,000 during Fiscal 2006, as compared to a loss of $4,625,000 during Fiscal 2005.

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization

As a result of the Japan Rights sale and other factors described above, we had EBITDA of $19,676,000 for Fiscal 2006, which is an increase of $19,674,000 as compared to the EBITDA of $2,000 for Fiscal 2005.

Fiscal Year Ended April 3, 2005 Compared To Fiscal Year Ended March 28, 2004

Net Sales

Our net sales for Fiscal 2005 increased $3,212,000 (or 6.3%) to $53,980,000 as compared to net sales of $50,768,000 for Fiscal 2004. The increase in net sales is comprised as follows:

Total company **Fiscal year ended April 3, 2005 compared to the fiscal year ended March 28, 2004** **(dollars in thousands)**	**Increase (Decrease) in Net Sales**
Sales of products	$2,218
Licenses, royalties and fees	994
Net sales	$3,212

Sales of products increased by $2,218,000, or 4.7%, as the result of increased product sales in our Wholesale division, and due to having 53 weeks of product sales in Fiscal 2005 as compared to 52 weeks in Fiscal 2004 (this extra week in Fiscal 2005 represented $955,000 of product sales), which was partially offset by decreased product sales in our Retail division as described below. The divisional increase or decrease in net sales was comprised as follows:

Total company **Fiscal year ended April 3, 2005 compared to the fiscal year ended March 28, 2004** **(dollars in thousands)**	**Increase (Decrease) in Net Sales**
Retail division	$ (515)
Wholesale division	2,994
Specialty division	733
Total Company	$3,212

Retail division sales reflect a 1.3% decrease (comparable store sales decrease of 2.0%) compared to Retail division sales for Fiscal 2004. The factors comprising this sales decrease are summarized as follows:

Retail division **Components of net sales increase** **Fiscal year ended April 3, 2005 compared to the fiscal year ended March 28, 2004** **(dollars in thousands)**	**Increase (Decrease) in Net Sales**
Comparable stores sales decrease	$(791)
Sales decrease from stores closed in Fiscal 2005 and Fiscal 2004	(973)
Sales increase from new stores	297
Other	220
Sales from 53rd week in Fiscal 2005	732
Total Retail division	$(515)

Wholesale division net sales increased $2,994,000, or 45.9%, to $9,516,000 for Fiscal 2005, from $6,522,000 for Fiscal 2004. The increase reflects a $2,271,000 sales increase in the grocery channel, due primarily to growth in the number of supermarkets selling Tully's coffees, combined with increased sales in food service channels. Fiscal 2005 included a 53rd week, for which Wholesale division sales totaled $223,000.

Net sales for the Specialty division increased by $733,000, or 20.2%, to $4,362,000 in Fiscal 2005 from $3,629,000 in Fiscal 2004, reflecting the increase in royalties and coffee roasting fees that resulted from growth in the number of stores operated by Tully's Coffee Japan.

Operating Expenses

Cost of goods sold and related occupancy costs increased $1,704,000, or 7.7%, to $23,857,000 for Fiscal 2005 as compared to $22,153,000 in Fiscal 2004, primarily due to the cost of goods sold related to the increased sales of our Wholesale division. As a percentage of net sales, cost of goods sold and related occupancy costs increased to 44.2% for the Fiscal 2005 as compared to 43.6% for Fiscal 2004, primarily as a result of growth in Wholesale division sales (which generally have a greater cost of sales percentage than Retail division and Specialty division sales).

Store operating expenses increased $418,000, or 2.5%, to $17,341,000 for Fiscal 2005 as compared to $16,923,000 in Fiscal 2004 as the result of $129,000 of costs from the 53rd week in Fiscal 2005, costs of new stores and increased labor costs in Fiscal 2005, partially offset by cost reductions associated with closure of stores not meeting our financial requirements. As a percentage of net sales, store operating expenses declined to 32.1% for Fiscal 2005 from 33.3% for Fiscal 2004.

Other operating expenses (expenses associated with all operations other than retail stores) increased $749,000 or 37.2% to $2,763,000 for Fiscal 2005 as compared to $2,014,000 in Fiscal 2004, reflecting the expenses incurred in connection with the expansion of our Wholesale division business, and including $6,000 of costs from the 53rd week in Fiscal 2005. As a percentage of net sales, other operating expenses increased to 5.1% for Fiscal 2005 as compared to 4.0% in Fiscal 2004.

Marketing, general and administrative costs increased $969,000, or 13.7%, to $8,063,000 for Fiscal 2005 as compared to $7,094,000 for Fiscal 2004, reflecting accrual of severance and related costs of $402,000 from the resignation of our then-president, $36,000 of costs from the 53rd week in Fiscal 2005 and increased labor costs during Fiscal 2005.

Depreciation and amortization expense increased $29,000, or 0.8%, to $3,651,000 for Fiscal 2005 as compared to $3,622,000 in Fiscal 2004 as the result of $47,000 of depreciation and amortization expense from the 53rd week in Fiscal 2005.

In February 2004 a lawsuit was filed against Tully's in California state court by two former store managers on behalf of themselves and on behalf of other former and current store managers in the state of California. We have entered into a preliminary agreement regarding the settlement of this matter. In Fiscal 2005, Tully's incurred a charge of approximately $1,628,000 for the settlement and associated costs of this lawsuit (see Note 16 of the notes to the Consolidated Financial Statements).

During Fiscal 2004 we entered into preliminary discussions with Tully's Coffee Japan about the possibility of integrating our business with Tully's Coffee Japan. On May 12, 2004, we reported that we have ceased discussions with Tully's Coffee Japan. In connection with these discussions and the evaluation of this business integration opportunity, we incurred fees and other expenses of $129,000 in Fiscal 2005 and $541,000 in Fiscal 2004.

During Fiscal 2005 and Fiscal 2004, we performed reviews of our long-lived assets to determine whether such assets were impaired (see Note 8 of the Notes to the Consolidated Financial Statements). These reviews determined that impairments did exist, and a non-cash charge of $200,000 was recognized in Fiscal 2005 compared to the non-cash impairment charge of $97,000 during Fiscal 2004.

During Fiscal 2005, we incurred store closure and lease termination costs of $43,000 in connection with the closure of stores that did not meet our financial criteria. Tully's incurred $170,000 such costs in connection with the closure of stores during Fiscal 2004.

Operating Loss

As a result of the litigation settlement charge of $1,628,000 and the other factors described above, we had an operating loss of $3,695,000 for Fiscal 2005, which is an increase of $1,849,000 (89.3%) as compared to the operating loss of $1,846,000 during Fiscal 2004.

Other Income (Expense)

Interest expense increased $33,000, or 6.1%, to $570,000 for Fiscal 2005 as compared to $537,000 during Fiscal 2004 due to higher rates of cash interest on outstanding debt during Fiscal 2005 and the replacement of non-cash warrant interest with cash interest for the convertible promissory note commencing January 2005.

During Fiscal 2005 we incurred loan guarantee fee expense of $357,000 from the non-cash compensation (paid with warrants) to the guarantors of the credit facility (see Note 11 of the Notes to the Consolidated Financial Statements). This increase was due to a higher share valuation associated with the measurement of this expense in the fourth quarter of Fiscal 2005.

Net Income (Loss)

As a result of the litigation settlement charge and the other factors described above, net loss increased $2,030,000 to $4,625,000 during Fiscal 2005, as compared to a net loss of $2,595,000 during Fiscal 2004.

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization

As a result of the litigation settlement charge and the other factors described above, we had EBITDA of $2,000 for Fiscal 2005, which is a decrease of $1,828,000 as compared to EBITDA of $1,830,000 during Fiscal 2004.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, selected statement of cash flows data (dollars in thousands):

	Thirty-Nine Week Period Ended		Fiscal Years Ended		
	Dec 31, 2006	Jan 1, 2006	April 2, 2006	April 3, 2005	March 28, 2004
	(dollars in thousands)				
STATEMENTS OF CASH FLOWS DATA					
Cash provided by (used for):					
Net income (loss)	$(7,374)	$ 17,800	$ 15,423	$(4,625)	$(2,595)
Gain on sale of Japan Rights	—	(17,392)	(17,392)	—	—
Adjustments for depreciation and other non-cash operating statement amounts	1,980	(2,486)	(1,626)	2,474	2,376
Net income (loss) adjusted for non-cash operating statement amounts	(5,394)	(2,078)	(3,595)	(2,151)	(219)
Deferred revenue cash received	—	—	25	—	500
Cash provided (used) for other changes in assets and liabilities	1,292	(3,703)	(3,511)	3,495	1,006
Net cash provided by (used in) operating activities	(4,102)	(5,781)	(7,081)	1,344	1,287
Net cash proceeds from Japan Rights sale	—	17,392	17,392	—	—
Purchases of property and equipment	(1,490)	(1,088)	(2,369)	(564)	(286)
Net borrowings (repayments) of debt and capital leases	724	(4,137)	(4,004)	(909)	(761)
Other	16	23	6	319	14
Net increase (decrease) in cash and cash equivalents	$(4,852)	$ 6,409	$ 3,944	$ 190	$ 254

Overall, our operating activities, investing activities, and financing activities provided $3,944,000 of cash during Fiscal 2006 as compared to $190,000 of cash provided during Fiscal 2005 and $254,000 provided in Fiscal 2004. Our operating activities, investing activities, and financing activities used $4,852,000 of cash and cash equivalents during the Nine Months Fiscal 2007 as compared to cash provided of $6,409,000 during the Nine Months Fiscal 2006.

As discussed above under "Overview," on August 31, 2005 we sold certain intellectual property assets and rights to Tully's Coffee Japan (the "Japan Rights") for $17,500,000. These cash proceeds are being used to improve our financial condition, to fund our current operations, and to accelerate the development of our business outside of Japan.

Cash used in operating activities for Fiscal 2006 was $7,081,000, a change of $8,425,000 compared to Fiscal 2005 when operating activities provided cash of $1,344,000. This related primarily to a $7,117,000 difference in cash used for accounts payable and accrued liabilities: during Fiscal 2006, we used $2,534,000 of cash to reduce the level of accounts payable and accrued liabilities, but in Fiscal 2005 cash of $4,583,000 was provided by an increase in accounts payable and accrued liabilities. Operating activities provided cash of $1,287,000 in Fiscal 2004. Additionally, increased accounts receivable used cash of $813,000 during Fiscal 2006, primarily as the result of increased Wholesale division sales and the timing of customer payments, and increased inventories used cash of $600,000 as the result of higher coffee costs and increased stocking levels for some products in support of sales increase objectives.

Cash used in operating activities in the Nine Months Fiscal 2007 was $4,102,000, as compared to $5,781,000 used by operating activities in the Nine Months Fiscal 2006. During the Nine Months Fiscal 2007, our investment in accounts receivable increased by $1,620,000, or 70.3% to $3,925,000 at December 31, 2006, compared to $2,305,000 at April 2, 2006, as the result of the higher levels of sales in our Wholesale division, particularly during the later half of the Nine Months Fiscal 2007. During the Nine Months Fiscal 2007 we increased our inventory levels by $542,000 or 17.3% to $3,682,000 at December 31, 2006, compared to $3,140,000 at April 2, 2006 in connection with the growth of our Wholesale division and seasonal requirements. Accounts payable increased by $1,061,000 during the Nine Months Fiscal 2007, reflecting the overall increase in inventory levels, the higher business levels in our Wholesale and Specialty divisions, and the timing of payments.

Investing activities provided cash of $15,023,000 in Fiscal 2006. This reflected the net proceeds received from the Japan Rights sale of $17,392,000, offset by cash used for capital expenditures of $2,307,000 in Fiscal 2006. Investing activities used cash of $564,000 in Fiscal 2005 and $286,000 in Fiscal 2004. In Fiscal 2005 and Fiscal 2004, we minimized our investing activities as part of our strategy for conservative use of capital. Cash invested for capital expenditures increased in Fiscal 2006 compared to Fiscal 2005 and Fiscal 2004 due to increased investments for new stores and improvements to existing retail stores. Cash used for capital expenditures was $2,307,000 in Fiscal 2006, $560,000 in Fiscal 2005 and $320,000 in Fiscal 2004.

Investing activities used cash of $1,508,000 in the Nine Months Fiscal 2007 and provided cash of $16,324,000 in the Nine Months Fiscal 2006 as a result of the cash proceeds received on the Japan Rights. We used $1,490,000 in capital expenditures during the Nine Months Fiscal 2007 relating to the business improvement initiatives described above (including six new company-operated stores, remodels of several company-operated stores, new equipment or furniture for many of our existing company-operated stores, and equipment for our Wholesale division).

Financing activities used cash of $3,998,000 in Fiscal 2006, $590,000 in Fiscal 2005, and $747,000 in Fiscal 2004. In each year, the primary financing activity was repayment of debt and capital leases. In Fiscal 2005, the shareholder rights offering provided cash of $243,000 (after payment of offering costs).

Financing activities provided cash of $758,000 in the Nine Months Fiscal 2007 and used cash of $4,134,000 in the Nine Months Fiscal 2006, reflecting the payments on long-term debt in the Nine Months Fiscal 2006.

As of December 31, 2006 we had cash and cash equivalents of $529,000, and a working capital deficit of $6,394,000. Because we principally operate as a "cash retail business," we generally do not require a significant net investment in working capital and historically have operated with current liabilities in excess of our current assets. Our Wholesale division requires a greater level of investment in accounts receivable and inventory, which have increased as that business has grown. Our inventory levels typically increase during the spring due to coffee crop seasonality and, to a lesser degree, during the autumn due to holiday season merchandise. Inventories are also subject to short-term fluctuations based upon the timing of coffee receipts. Tully's expects that its investment in accounts receivable and inventories will be relatively constant for the remainder of Fiscal 2007, but will increase in Fiscal 2008, primarily as the result of anticipated further growth in the Wholesale division.

Cash requirements for the remainder of Fiscal 2007, other than normal operating expenses and the commitments described in the condensed consolidated financial statements and notes and in the Form 10-K, are expected to consist primarily of capital expenditures related to the opening of new company-operated stores and equipment and accounts receivable related to new Wholesale division business. Franchised and licensed stores do not require capital investment in property and equipment by Tully's, but we do incur selling and support costs for such new stores related to store opening, training, and quality control. We expect to open two or fewer company-operated stores in the remainder of Fiscal 2007. In Fiscal 2008, we expect to open up to 40 new company-operated stores, depending upon the amount and timing of the capital raised for this purposes, as described below. Typically, a new company-operated store will require capital investment of approximately $100,000 to $400,000, but this varies depending on the specific location. Some of these capital expenditures may be accomplished through operating or capital leases.

In November 2006, we renewed our secured credit facility with Northrim Funding Services ("Northrim") and increased the credit line available as described in Note 4.

Liabilities at December 31, 2006 include deferred licensing revenue in the aggregate amount of $3,252,000. We will liquidate the deferred revenue balance through recognition of non-cash revenues in future periods, rather than through cash payments. We believe it is unlikely that any substantial performance will be required by Tully's relative to this deferred licensing revenue.

We believe that the operating cash flows, financing cash flows, and investing cash flows projected for the remainder of Fiscal 2007, the cash and cash equivalents of $529,000 at December 31, 2006, and our credit facility will be sufficient to fund ongoing operations of Tully's through the remainder of Fiscal 2007. We expect our business improvement initiatives and other actions will improve our operating income and cash flow results. Tully's business plan for Fiscal 2008 reflects a greater emphasis on business growth, including a greater number of new company-operated store openings, than has been typical during the past few years. However, the timing and extent of success for these strategies cannot be predicted with any level of certainty. In order to continue our growth efforts and maintain an appropriate level of liquidity, we expect to seek additional sources of business funding (such as debt or equity financings) during the fourth quarter of Fiscal 2007 or in Fiscal 2008. If the pricing or terms for any new financing do not meet our expectations, we may be required to choose between completion of the financing on such unfavorable terms or not completing the financing. If other sources of capital are unavailable, or are available only on a limited basis or under unacceptable terms, then we could be required to substantially reduce operating, marketing, general and administrative costs related to our continuing operations, or reduce or discontinue our investments in store improvements, new customers and new products. We could be required to sell stores or other assets and could be unable to take advantage of business opportunities or respond to competitive pressures. The sale of stores or other income-producing assets could adversely affect our future operating results and cash flows.

We do not have any off-balance sheet arrangements as of December 31, 2006.

The following table summarizes our principal financial commitments (other than ordinary trade obligations such as accounts payable and accrued liabilities) as of April 2, 2006:

		Payments Due by Fiscal Year					
	Total	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011	Thereafter
	(dollars in thousands)						
Northrim facility	$ 1,901	$ 1,901	$ —	$ —	$ —	$ —	$—
Other debt	253	225	10	10	8	—	—
Capital leases	190	100	45	23	15	7	—
Operating leases	18,266	5,100	4,443	3,744	3,076	1,301	602
Green coffee purchases (1)	8,600	8,600	—	—	—	—	—
Executive severance (2)	50	50	—	—	—	—	—
	$29,260	$15,976	$4,498	$3,777	$3,099	$1,308	$602

(1) As of April 2, 2006, we had contracts with fixed-price coffee purchase commitments and we also had commitments to purchase coffee at prices to be determined by future coffee market indices (permitting us to fix the price prior to delivery, based on the then-current market). In June 2006, we exercised our option to fix the pricing for these remaining contracts. As of June 19, 2006, we had approximately $7,000,000 in fixed price purchase commitments for Fiscal 2007.

(2) Pursuant to the employment letters for members of Tully's senior management team, Tully's has agreed to pay severance compensation to these executives in the event their employment by Tully's is terminated for reasons other than certain excluded circumstances. The amount of severance to be paid would depend upon the rate of salary at the time of termination and other factors. As of April 2, 2006, the aggregate contingent

obligation for severance to these individuals was approximately $370,000. Accrued liabilities at April 2, 2006 include accrued severance costs related to our former president in the amount of $50,000.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of the Notes to the Consolidated Financial Statements. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. We believe the following critical accounting policies affect our more significant judgments and estimates used in our consolidated financial statements, and should be read in conjunction with the Consolidated Financial Statements. Our critical accounting policies relate particularly to (1) revenue recognition, (2) evaluation for impairment of long-lived assets, and (3) lease termination reserves.

Revenue recognition

Sales are generally recognized at the time of the sale at retail store locations. Sales for the Wholesale and Specialty divisions are recognized upon shipment of the products. Allowances to Wholesale division customers for retail display and distribution positions (such as "slotting" allowances) are recognized as a reduction in sales, reducing gross profits until fully amortized (typically a period of two to six months). Other wholesale sales discounts and allowances are recognized in the period earned by the customer. In some instances, the amounts of an allowance or discount will depend upon the actual performance of a customer for a particular program (such as the number of packages of Tully's product sold in a particular period of time). The actual performance for the program will be determined by the customer and Tully's after the program is completed. Tully's initially records Management's estimate of the expected results for such programs, and then an adjustment is made, as necessary, when the actual results are reported to Tully's.

Revenues from advance license fees and similar agreements are recognized on the straight-line basis over the expected life of the agreements (ranging from eight to fifteen years). Management's judgment is involved in determining the applicable amortization periods for these advance license fees. Royalty revenues for international licensees are recognized in accordance with the license agreements based upon sales at specific licensee store locations. Coffee roasting fees are recognized when the licensee that is subject to the fee purchases coffee. Initial franchise fees for new stores franchised by Tully's are recognized when Tully's has completed the services required to earn the fee and make it non-refundable, which is generally upon opening of the store. Royalty revenues for stores franchised by Tully's are recognized in accordance with the franchise agreements based upon sales at the franchised store locations.

Evaluation of long-lived assets for impairment

We periodically review the carrying value of our long-lived assets for continued appropriateness. This review is based upon our projections of anticipated future cash flows. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. The net carrying value of assets not recoverable are reduced to their fair value. Our estimates of fair value represent our best estimate, based primarily on discounted cash flows.

Recognition and measurement of lease termination reserves

Periodically, we will determine that certain leases will be terminated and the store or other operation will be closed. At the time when agreements are reached, we accrue for the net future minimum lease payments of the related lease agreements. Amounts accrued as net future minimum losses include the discounted estimated future rental payments and lease termination fees, and estimated sub-lease recoveries.

New Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The supply and price of coffee beans are subject to significant volatility and can be affected by multiple factors in producing countries, including weather, political and economic conditions. In addition, green coffee bean prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee beans through agreements establishing export quotas or restricting coffee bean supplies worldwide. In order to limit the cost exposure of the main commodity used in our business, we enter into fixed-price purchase commitments. Typically, Tully's has entered into contracts for the next season's delivery of green coffee beans to help ensure adequacy of supply. As of April 2, 2006, we had contracts with fixed-price coffee purchase commitments and we also had commitments to purchase coffee at prices to be determined by future coffee market indices (permitting us to fix the price prior to delivery, based on the then-current market). In June 2006, we exercised our option to fix the pricing for these remaining contracts. As of June 19, 2006, we had approximately $7,000,000 in fixed price purchase commitments for Fiscal 2007. However, we estimate that a ten percent increase in coffee bean pricing could reduce operating income by $600,000 to $900,000 annually if we were unable to adjust our retail prices. We currently have no foreign currency exchange rate exposure related to our purchasing of coffee beans because all transactions are denominated in U.S. dollars.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Tully's Coffee Corporation.

We have audited the accompanying consolidated balance sheets of Tully's Coffee Corporation as of April 2, 2006 and April 3, 2005 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended April 2, 2006, April 3, 2005, and March 28, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tully's Coffee Corporation as of April 2, 2006 and April 3, 2005, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended April 2, 2006, April 3, 2005, and March 28, 2004, in conformity with accounting principles generally accepted in the United States of America.

MOSS ADAMS LLP

Seattle, Washington
July 3, 2006

TULLY'S COFFEE CORPORATION

CONSOLIDATED BALANCE SHEETS

	April 2, 2006	April 3, 2005
	(dollars in thousands, except share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 5,381	$ 1,437
Accounts receivable, net of allowance for doubtful accounts of $149 and $171 at 2006 and 2005, respectively	2,305	1,687
Inventories	3,140	2,330
Prepaid expenses and other current assets	853	836
Total current assets	11,679	6,290
Property and equipment, net	8,611	10,106
Goodwill, net	456	523
Other intangible assets, net	405	500
Other assets	376	511
Total assets	$ 21,527	$ 17,930
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable	$ 3,398	$ 4,640
Accrued liabilities	3,812	5,149
Current portion of long-term debt	2,126	1,950
Current portion of capital lease obligations	83	128
Deferred revenue	1,453	1,838
Total current liabilities	10,872	13,705
Long-term debt, net of current portion	28	600
Capital lease obligation, net of current portion	72	112
Other liabilities	1,093	1,093
Deferred lease costs	1,421	1,616
Convertible promissory note, net of discount	—	3,000
Deferred revenue, net of current portion	2,914	8,493
Total liabilities	16,400	28,619
Commitments and contingencies (Note 16)		
Stockholders' equity (deficit)		
Series A Convertible Preferred stock, no par value; 31,000,000 shares authorized, 15,559,152 and 15,378,364 issued and outstanding at 2006 and 2005, respectively; stated value of $2.50 per share and a liquidation preference of $38,898 (2006) and $38,446 (2005)	34,639	34,483
Series A Convertible Preferred stock, to be issued 180,888 Shares	—	157
Common stock, no par value; 120,000,000 shares authorized at 2006 and 2005; 17,769,191 and 17,353,822 shares issued and outstanding at 2006 and 2005, respectively, with a liquidation preference of $39,981 (2006) and $39,046 (2005)	9,610	9,384
Common stock, to be issued 337,216 Shares	—	86
Series B Convertible Preferred stock, no par value; 8,000,000 shares authorized, 4,920,709 and 4,980,709 issued and outstanding at 2006 and 2005, respectively, stated value of $2.50 per share and a liquidation preference of $12,302 (2006) and $12,452 (2005)	10,911	11,044
Deferred stock compensation	—	(22)
Additional paid-in capital	28,339	27,974
Accumulated deficit	(78,372)	(93,795)
Total stockholders' equity (deficit)	5,127	(10,689)
Total liabilities and stockholders' equity (deficit)	$ 21,527	$ 17,930

The accompanying notes are an integral part of these consolidated financial statements.

TULLY'S COFFEE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
	(dollars in thousands, except per share data)		
Net sales			
Sales of products	$51,392	$49,659	$47,441
Licenses, royalties, and fees	842	2,234	1,240
Recognition of deferred revenue	6,011	2,087	2,087
Net sales	58,245	53,980	50,768
Cost of goods sold and operating expenses			
Cost of goods sold and related occupancy expenses	27,097	23,857	22,153
Store operating expenses	17,095	17,341	16,923
Other operating expenses	3,538	2,763	2,014
Marketing, general and administrative costs	7,844	8,063	7,094
Depreciation and amortization	3,529	3,651	3,622
Settlement of litigation	—	1,628	—
Evaluation of business integration opportunity	—	129	541
Impairment of long-lived assets	236	200	97
Store closure and lease termination costs	219	43	170
Total cost of goods sold and operating expenses	59,558	57,675	52,614
Operating loss	(1,313)	(3,695)	(1,846)
Other income (expense)			
Interest expense	(527)	(570)	(537)
Interest income	208	3	4
Gain on sale of Japan Rights	17,392	—	—
Miscellaneous income	68	46	54
Loan guarantee fee expense	(66)	(357)	(227)
Total other income (expense)	17,075	(878)	(706)
Income (loss) before income taxes	15,762	(4,573)	(2,552)
Income tax expense	339	52	43
Net income (loss)	$15,423	$(4,625)	$(2,595)
Earnings (loss) per share—basic and diluted			
Earnings (loss) per share—basic	$ 0.87	$ (0.28)	$ (0.16)
Earnings (loss) per share—diluted	$ 0.30	$ (0.28)	$ (0.16)
Weighted average shares used in computing basic and diluted earnings (loss) per share			
Earnings (loss) per share—basic	17,697	16,812	16,451
Earnings (loss) per share—diluted	51,475	16,812	16,451

The accompanying notes are an integral part of these consolidated financial statements.

TULLY'S COFFEE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) YEARS ENDED APRIL 2, 2006, APRIL 3, 2005 AND MARCH 28, 2004

	Convertible Preferred Stock				Common Stock					
(dollars in thousands, except per share data)	Series A Shares	Series A Amount	Series B Shares	Series B Amount	Shares	Amount	Additional paid-in capital	Deferred Stock Compensation	Accumulated deficit	Total
Balance, March 30, 2003	15,378,264	$34,483	4,990,709	$11,066	16,409,187	$9,272	$27,435	$(161)	$(86,575)	$(4,480)
Issuance of common stock warrants under terms of convertible promissory note							72			72
Issuance of common stock warrants as compensation for loan guarantees							230			230
Amortization of deferred stock compensation								87		87
Stock option expense							1			1
Exercise of common stock warrants					82,000	14				14
Net loss									(2,595)	(2,595)
Balance, March 28, 2004	15,378,264	$34,483	4,990,709	$11,066	16,491,187	$9,286	$27,738	$ (74)	$(89,170)	$(6,671)

The accompanying notes are an integral part of these consolidated financial statements.

TULLY'S COFFEE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) YEARS ENDED APRIL 2, 2006, APRIL 3, 2005 AND MARCH 28, 2004 (continued)

(dollars in thousands, except per share data)	Convertible Preferred Stock				Convertible Preferred Stock, to be issued		Common Stock		Common Stock, to be issued		Additional paid-in capital	Deferred Stock Compensation	Accumulated Deficit	Total
	Series A Shares	Series A Amount	Series B Shares	Series B Amount	Shares	Series A	Shares	Amount	Shares	Amount				
Balance, March 28, 2004	15,378,264	$34,483	4,990,709	$11,066	—	$ —	16,491,187	$9,286	—	$—	$27,738	$(74)	$(89,170)	$ (6,671)
Issuance of common stock warrants as compensation for loan guarantees											226			226
Exercise of stock options							262,083	16						16
Issuance of stock options											58	(58)		—
Conversion of Series B to Common			(10,000)	(22)			10,000	22						—
Amortization of deferred stock compensation												110		110
Cancellation of stock options											(48)			(48)
Exercise of common stock warrants							590,552	60						60
Proceeds from rights offering					180,888	452			337,216	249				701
Stock offering costs						(295)				(163)				(458)
Net loss													(4,625)	(4,625)
Balance, April 3, 2005	15,378,264	$34,483	4,980,709	$11,044	180,888	$ 157	17,353,822	$9,384	337,216	$ 86	$27,974	$(22)	$(93,795)	$(10,689)

The accompanying notes are an integral part of these consolidated financial statements.

TULLY'S COFFEE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED APRIL 2, 2006, APRIL 3, 2005 AND MARCH 28, 2004
(continued)

	Convertible Preferred Stock				Convertible Preferred Stock, to be issued		Common Stock		Common Stock, to be issued		Additional paid-in capital	Deferred Stock Compensation	Accumulated deficit	Total
(dollars in thousands, except per share data)	Shares	Series A	Shares	Series B	Shares	Series A	Shares	Amount	Shares	Amount				
Balance, April 3, 2005	15,378,264	$34,483	4,980,709	$11,044	180,888	$ 157	17,353,822	$9,384	337,216	$ 86	$27,974	$ (22)	$(93,795)	$(10,689)
Issuance of common stock warrants as compensation for loan guarantees											254			254
Exercise of stock options							33				—			—
Issuance of stock options											42			42
Conversion of Series B to Common			(60,000)	(133)			60,000	133						—
Amortization of deferred stock compensation												22		22
Stock option expense											69			69
Exercise of common stock warrants							18,120	6						6
Issuance of shares from Rights Offering	180,888	156			(180,888)	(157)	337,216	87	(337,216)	(86)				—
Net income													15,423	15,423
Balance, April 2, 2006	15,559,152	$34,639	4,920,709	$10,911	—	$ —	17,769,191	$9,610	—	$—	$28,339	$—	$(78,372)	$ 5,127

The accompanying notes are an integral part of these consolidated financial statements.

TULLY'S COFFEE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
	(dollars in thousands)		
Cash flows from operating activities			
Net income (loss)	$ 15,423	$(4,625)	$(2,595)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	3,529	3,651	3,622
Impairment of long-lived assets	236	200	97
Store closure costs charged to operations	219	43	170
Loss (gain) on sale of property and equipment	5	21	(9)
Gain on sale of Japan Rights	(17,392)	—	—
Stock option expense	114	62	87
Provision for doubtful accounts	220	103	83
Loan guarantee fee expense	66	357	227
Non-cash interest expense	—	124	186
Recognition of deferred revenue	(6,015)	(2,087)	(2,087)
Changes in assets and liabilities			
Accounts receivable	(813)	(902)	267
Inventories	(600)	(124)	278
Prepaid expenses and other assets	631	19	108
Accounts payable	(1,241)	2,463	(212)
Accrued liabilities	(1,293)	1,027	752
Other liabilities	—	1,093	—
Deferred lease costs	(195)	(81)	(187)
Deferred revenue cash received	25	—	500
Net cash provided by (used in) operating activities	(7,081)	1,344	1,287
Cash flows from investing activities			
Net proceeds from Japan Rights sale	17,392	—	—
Purchases of property and equipment	(2,307)	(560)	(320)
Other	(62)	(4)	34
Net cash (used in) provided by investing activities	15,023	(564)	(286)
Cash flows from financing activities			
Borrowings under credit lines	1,901	350	—
Payment of credit lines	(2,366)	(941)	(382)
Payments on long-term debt (including convertible note) and capital leases	(3,539)	(318)	(379)
Proceeds from exercise of stock options and warrants	6	76	14
Proceeds from rights offering	—	243	—
Net cash used in financing activities	(3,998)	(590)	(747)
Net increase in cash and cash equivalents	3,944	190	254
Cash and cash equivalents			
Beginning of period	1,437	1,247	993
End of period	$ 5,381	$ 1,437	$ 1,247

The accompanying notes are an integral part of these consolidated financial statements.

TULLY'S COFFEE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information and non-cash investing and financing activities:

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
	(dollars in thousands)		
Cash paid during the period for interest	$622	$296	$206
Non-cash investing and financing activity			
Capital leases for purchase of equipment	83	40	250

The accompanying notes are an integral part of these consolidated financial statements.

TULLY'S COFFEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and significant accounting policies

The Company and nature of operations

Tully's Coffee Corporation was formed in 1992. In these consolidated financial statements, references to "we," "us," "Tully's" or the "Company" refer to Tully's Coffee Corporation. Tully's hand roasts premium specialty coffees that are sold through retail specialty coffee stores operating under the Tully's brand and are also sold through our Wholesale division to domestic customers in the food service, supermarket, restaurant, office coffee service and institutional channels. Tully's-branded retail stores are operated by our Retail division and are also operated by other parties under license or franchise. Tully's stores sell our high quality, premium roasted whole bean coffees, and serve a wide selection of hot and cold beverages that feature our coffees and our premium softened ice cream. Tully's stores also sell baked goods and pastries and other complementary snack and food items and coffee-related accessories, supplies, and equipment.

As of April 2, 2006, there were 111 Tully's retail stores operating in the United States, summarized as follows:

State location	Company Operated Stores	Franchised Stores	Total
Washington	61	11	72
California	23	3	26
Oregon	3	1	4
Idaho	1	2	3
Arizona	—	6	6
Total	88	23	111

Our Specialty division is responsible for our U.S. franchising activities (exclusive of any product sales to these customers, which are included in the Wholesale division) and also our international business activities (see Note 13). For purposes of these consolidated financial statements, the terms "franchise" and "license" are used interchangeably.

Fiscal periods

We end our fiscal year on the Sunday closest to March 31. As a result, we record our revenue and expenses on a 52 or 53 week period, depending on the year. The fiscal year ended April 2, 2006 ("Fiscal 2006") included 52 weeks, while our fiscal year ending April 3, 2005 ("Fiscal 2005") included 53 weeks. Each of the fiscal years ending March 28, 2004 ("Fiscal 2004") and March 30, 2003 ("Fiscal 2003") included 52 weeks. The fiscal year ending April 1, 2007 ("Fiscal 2007") will have 52 weeks.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Spinelli Coffee Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

1. The Company and significant accounting policies (Continued)

amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash equivalents in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value.

Trade Accounts Receivable

Tully's provides products to approved customers on an open account basis. We generally do not require collateral on trade receivables. Tully's reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based on the risk of specific customers. Historically, credit related losses on trade receivables have not been significant.

Inventories

Inventories are stated at the lower of cost (on the first-in, first-out basis) or market. Our sourcing and merchandising process is centralized, but each store generally orders its individual requirements from our distribution facility and our authorized vendors. We purchase our green coffee beans primarily from three vendors and are not significantly dependent on any single source of supply.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment includes amortization of assets under capital leases and is provided on the straight-line method over the estimated economic lives. Machinery and equipment are depreciated over 5 to 7 years. Leasehold improvements are depreciated over the shorter of their estimated economic lives (generally ten years) or the applicable lease term as defined under generally accepted accounting principles. Software is depreciated over 3 years. The cost of property held under capital lease is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Expenditures for additions and improvements are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and the related gains and losses are included in the results of operations. Certain properties and equipment have been reduced below cost due to impairment charges.

Goodwill and other intangible assets

Other intangible assets include leasehold interests, trademark and logo design costs, covenants not to compete, goodwill and other assets. Amortization of leasehold interests is provided over the applicable lease term as defined under generally accepted accounting principles. Other intangible assets are amortized on the straight-line method over 5 to 15 years.

Impairment of long-lived assets

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), requires that long-lived assets and certain intangibles be reviewed for

1. The Company and significant accounting policies (Continued)

impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment has occurred, an impairment loss must be recognized.

As part of our review, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Tully's has identified this lowest level to be principally individual stores. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is measured by discounting expected future cash flows.

Lease termination costs

Periodically, Tully's will determine that certain leases will be terminated and the location will be closed. At such determination, we accrue for the net future minimum lease payments of the related lease agreements. Amounts accrued as net future minimum losses include the discounted estimated future rental payments, lease termination fees, and sub-lease recoveries.

Segment reporting

Tully's is organized into three principal business units. We complement our Retail division's operations with additional channels for distribution of our branded products, which we manage as separate business segments: (1) our Specialty division, which sells Tully's coffee and related products and supplies to our foreign licensees and manages the relationships with these licensees, and is responsible for the franchising of Tully's stores in the U.S. and for developing business opportunities for complementary Tully's-branded products and (2) our Wholesale division, which sells Tully's coffee and related products and supplies to domestic resellers in the supermarket, food service, restaurant, office coffee service, and institutional channels. The Wholesale division is also responsible for our mail order and Internet sales activities.

Revenue recognition

Sales are generally recognized at the time of the sale at retail store locations. Sales for the Wholesale and Specialty divisions are generally recognized upon shipment of the products. Allowances to Wholesale division customers for retail display or distribution positions (such as "slotting" allowances) are recognized as a reduction in sales, reducing gross profits until fully amortized (typically a period of two to six months). Other discounts and allowances are recognized in the period earned by the customer.

Revenues from advance territorial license fees and from international roasting agreements are recognized on the straight-line basis over the expected life of the agreements (ranging from eight to fifteen years). Royalty revenues for international licensees are recognized in accordance with the license agreements based upon sales at specific licensee store locations. Coffee roasting fees are recognized when the licensee that is subject to the fee purchases coffee. Initial franchise fees for new stores franchised by Tully's are recognized when Tully's has completed the services required to earn the fee and make it non-refundable, which is generally upon opening of the store. Royalty revenues for stores franchised by Tully's are recognized in accordance with the franchise agreements based upon sales at the franchised store locations.

1. The Company and significant accounting policies (Continued)

Concentrations of credit risk

We sell to various individuals and organizations while extending credit to customers and are therefore subject to credit risk. Accounts receivable at April 3, 2005 include amounts due from our then-licensee, Tully's Coffee Japan Co., Ltd. ("Tully's Coffee Japan"), which represented 13% of the April 3, 2005 total (there was no receivable from Tully's Coffee Japan at April 2, 2006).

Tully's maintains its cash and investment balances with what we believe to be high credit quality financial institutions.

Store pre-opening costs

Costs incurred in connection with start-up and promotion of new store openings are expensed when incurred.

Advertising costs

Costs incurred for advertising and marketing are expensed in the periods to which the promotions are applicable and totaled $1,238,000, $1,259,000, and $1,322,000 during Fiscal 2006, Fiscal 2005, and Fiscal 2004, respectively. Included in advertising and marketing are baseball park and other sponsorship fees totaling approximately $56,000, $56,000, and $477,000, during Fiscal 2006, Fiscal 2005, and Fiscal 2004, respectively. Local store advertising and marketing costs are reported in store operating expenses, while the advertising and marketing costs of our Wholesale and Specialty divisions are reported in other operating expenses. General advertising and marketing costs for the Company and our Retail division are reported in marketing, general and administrative costs.

Freight costs

Freight and shipping costs related to merchandise are generally included in cost of goods sold, except for outbound freight costs related to sales of our Wholesale division which are included in marketing, general and administrative costs and which totaled $489,000, $309,000, and $191,000 during Fiscal 2006, Fiscal 2005, and Fiscal 2004, respectively.

Rent expense

Tully's operates in leased buildings. Certain lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing on a date other than the date of initial occupancy. Such "stepped" rent expense is recorded on a straight-line basis over the respective terms of the leases. Certain leases require contingent rent based on gross sales and such rent expense is recognized as incurred. Certain leases have rent holiday ("free rent") periods, and Tully's recognizes these rental credits on a straight-line basis over the respective lease terms.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit

1. The Company and significant accounting policies (Continued)

carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Tully's has recorded a valuation allowance against net deferred tax assets as we could not conclude that it was more likely than not that the tax benefits from temporary differences and net operating loss carryforwards would be realized. In subsequent periods, we may reduce the valuation allowance, provided that the possibility of utilization of the deferred tax assets is more likely than not.

Fair value of financial instruments

The carrying amount of cash and cash equivalents and other current assets and liabilities, such as accounts receivable and accounts payable as presented in the consolidated financial statements, approximates fair value based on the short-term nature of these instruments. We believe the carrying amounts of our notes payable, line of credit and long-term debt approximate fair value because the interest rates are subject to change with, or approximate, market interest rates.

Stock-based compensation

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"), an amendment to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based compensation. In addition, SFAS No. 148 requires more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure-only provisions of SFAS No. 148. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of Tully's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized on a straight-line basis, over the vesting period of the individual options.

In December 2004, the FASB reissued SFAS No. 123 as SFAS No. 123R, "Share Based Compensation." Under SFAS No. 123R, public entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to render services in exchange for the award. Additionally, SFAS No. 123R will require entities to record compensation expense for employee stock purchase plans that may not have previously been considered compensatory under the existing rules. On April 14, 2005, the effective date of SFAS No. 123R was extended and will now be effective for the Company at the beginning of Fiscal 2007. Adoption of this standard is not expected to have a material impact on our consolidated financial statements.

1. The Company and significant accounting policies (Continued)

Had compensation cost for our stock option plans been determined based on the fair value at the grant date of the awards, consistent with the provisions of SFAS No. 123, as amended by SFAS No. 148, our net income (loss) and earnings (loss) per share would have been reported as pro forma amounts indicated below (in thousands, except per share data):

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
	(dollars in thousands, except per share data)		
Stock-based employee compensation cost			
As reported	$ 113	$ 82	$ 87
Pro forma	$ 280	$ 99	$ 137
Net income (loss) as reported	$15,423	$(4,625)	$(2,595)
Net income (loss) pro forma	$15,256	$(4,642)	$(2,645)
Basic and diluted earnings (loss) per common share			
As reported—Basic	$ 0.87	$ (0.28)	$ (0.16)
Pro forma—Basic	$ 0.86	$ (0.28)	$ (0.17)
As reported—Diluted	$ 0.30	$ (0.28)	$ (0.16)
Pro forma—Diluted	$ 0.30	$ (0.28)	$ (0.17)

The fair values of the options granted were estimated on the date of grant using the Black-Scholes option valuation model based on the following assumptions used for grants in Fiscal 2006, Fiscal 2005, and Fiscal 2004:

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
Risk free interest rate	2.78%	2.13%	2.13% to 4.22%
Expected lives	3 years	3 years	3-7 years
Expected volatility	86%	75%	75%

Earnings (loss) per share

Basic earnings (loss) per share is calculated as net income (loss) applicable to the common shareholders divided by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the period, including options, warrants, convertible preferred stock and convertible debt computed using the treasury stock method. The computation of net income (loss) per share is summarized in Note 22.

Reclassifications

Reclassifications of prior year balances have been made to conform to the current year classifications and have no impact on net income (loss) or financial position.

New accounting standards

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). This pronouncement requires that the compensation cost relating to share-based payment transactions be

1. The Company and significant accounting policies (Continued)

recognized in financial statements based on the fair value of the equity or liability instruments issued. We will be required to apply SFAS 123R as of the beginning of Fiscal 2007. Adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29" ("SFAS 153"). The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." The provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaced APB Opinion No. 20, *Accounting Changes,* and SFAS No. 3, "*Reporting Accounting Changes in Interim Financial Statement*" ("SFAS 3"). Among other changes, SFAS 154 requires retrospective application of a voluntary change in accounting principle to prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires accounting for a change in method of depreciating or amortizing a long-lived non-financial asset as a change in accounting estimate (prospectively) affected by a change in accounting principle. Further, the SFAS 154 requires that corrections of errors in previously issued financial statements to be termed as a "restatement." The new standard is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial statements.

2. Liquidity

As discussed in Note 13, on August 31, 2005 we sold the Japan Rights for $17,500,000. This transaction has resulted in improved liquidity and capital resources for Tully's. As a consequence of the Japan Rights sale, Tully's will not receive the operating cash flows from license fees and coffee roasting fees from Tully's Coffee Japan after July 31, 2005. We have used proceeds from the Japan Rights sale to repay our promissory note with Kent Central LLC ("KCL") as described in Note 11 and our convertible note (see Note 12), which has reduced the level of borrowings by Tully's and reduced our future obligations for payments of principal and interest. We also used proceeds from the Japan Rights sale to reduce our levels of accounts payable and accrued liabilities, and to fund capital expenditures.

As of April 2, 2006, we had cash and cash equivalents of $5,381,000, and working capital of $807,000. Because we principally operate as a "cash retail business," we generally do not require a significant net investment in working capital and historically have operated with current liabilities in excess of our current assets. Our inventory levels typically increase during the spring due to coffee crop seasonality and, to a lesser degree, during the autumn due to holiday season merchandise. Inventories are also subject to short-term fluctuations based upon the timing of coffee receipts and product shipments. Tully's expects that its investment in accounts receivable and inventories will increase, primarily as the result of anticipated sales growth in the Wholesale division.

Cash requirements for Fiscal 2007, other than normal operating expenses and the commitments described in the consolidated financial statements and notes, are expected to consist primarily of capital expenditures related

2. Liquidity (Continued)

to the opening of new stores and the remodeling of retail stores, and equipment and accounts receivable related to new Wholesale division business. We expect our investment in property and equipment during Fiscal 2007 to be comparable to the level of Fiscal 2006. During Fiscal 2007, we expect that the majority of the new Tully's stores in the United States and in foreign markets (outside of Japan) will be franchised stores, rather than company-operated stores. Franchised stores do not require capital investment in property and equipment by Tully's, but we do incur selling and support costs for such new stores related to store opening, training and quality control. We expect to open between six and ten new company-operated stores in Fiscal 2007. Typically, a new company-operated store will require capital investment of approximately $200,000 to $400,000, but this varies depending on the specific location. Some of these capital expenditures may be accomplished through operating or capital leases. We expect to maintain a secured credit facility, such as our current credit facility with Northrim Funding Services, a division of Northrim Bank ("Northrim," see Note 11), as a financing resource for our working capital requirements.

Liabilities at April 2, 2006 include deferred revenue in the aggregate amount of $4,367,000. We will liquidate the deferred revenue balance through recognition of non-cash revenues in future periods, rather than through cash payments. The future cash expenses associated with this deferred revenue balance are expected to be less than $300,000.

We believe that the operating cash flows, financing cash flows, and investing cash flows projected for Fiscal 2007, and the cash and cash equivalents of $5,381,000 at April 2, 2006, and our credit facility will be sufficient to fund ongoing operations of Tully's through Fiscal 2007. Accordingly, we do not anticipate that additional equity or long-term debt capital will be required during Fiscal 2007 to sustain current operations and meet our current obligations. However, we may seek additional capital during Fiscal 2007 in order to fund a higher level of growth than described above.

3. Accounts Receivable and allowance for doubtful accounts

Accounts receivable represent amounts billed to customers, net of any off-invoice discounts included in those billings and are stated at the amount that management expects to collect from outstanding balances. Certain promotional allowances to Wholesale division customers ("bill-back allowances") are separately computed, such as retail display and distribution ("slotting") allowances and allowances which are determined based on criteria such as retail sale performance. These bill-back allowances are recorded by Tully's in accrued liabilities when they are recognized as a reduction in sales, and are later remitted to the customer by a payment from Tully's or through an allowed deduction from the customer remittance for amounts billed by Tully's to the customer. In some instances, the amounts of a bill-back allowance will depend upon the actual performance of a customer for a particular program (such as the number of packages of Tully's product sold in a particular period of time). The actual performance for the program will be determined by the customer and Tully's after the program is completed. Tully's initially records Management's estimate of the expected results for such programs, and then an adjustment is made, as necessary, when the actual results are determined. Accrued liabilities include accrued Wholesale division allowances and discounts of $253,000 (April 2, 2006) and $420,000 (April 3, 2005).

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence accounts receivable determined to be uncollectible are charged against the allowance for doubtful accounts and recoveries are credited to the allowance for doubtful accounts.

3. Accounts Receivable and allowance for doubtful accounts (Continued)

The allowance for doubtful accounts is summarized as follows:

	Years ended April 2, 2006	Years ended April 3, 2005
	(dollars in thousands)	
Balance, beginning of the year	$171	$134
Additions charged to costs and expenses	220	104
Write-offs and other deductions	(242)	(67)
Balance, end of the year	$149	$171

4. Inventories

Inventories consist of the following:

	April 2, 2006	April 3, 2005
	(dollars in thousands)	
Coffee:		
Unroasted	$ 939	$ 822
Roasted	1,361	671
Other goods held for sale	416	503
Packaging and other supplies	424	334
Total	$3,140	$2,330

5. Other assets

Other assets consist of the following:

	April 2, 2006	April 3, 2005
	(dollars in thousands)	
Security deposits	$255	$279
Prepaid expenses	121	232
Total	$376	$511

6. Property and equipment

Property and equipment consist of the following:

	April 2, 2006	April 3, 2005
	(dollars in thousands)	
Machinery and equipment	$ 10,997	$ 10,486
Leasehold improvements	16,115	15,825
Furniture and fixtures	4,031	3,640
Software	343	317
	31,486	30,268
Less: Accumulated depreciation and amortization	(22,875)	(20,162)
Total	$ 8,611	$ 10,106

7. Goodwill and intangible assets

Goodwill and other intangible assets consist of the following:

	April 2, 2006	April 3, 2005
	(dollars in thousands)	
Goodwill	$ 456	$ 523
Other intangible assets:		
Leasehold interests	491	521
Lease commissions	199	200
Trademark and logo design costs	411	405
Covenants not to compete	261	261
Other	10	—
	1,372	1,387
Less accumulated amortization	(967)	(887)
Total other intangible assets	$ 405	$ 500

Under SFAS 142, goodwill is to be periodically reevaluated and the carrying amount for goodwill is required to be reduced if an impairment is identified. Tully's has determined that this analysis will be performed annually during the fourth quarter of each fiscal year. The analysis was performed and no impairment was identified for Fiscal 2004, Fiscal 2005, or Fiscal 2006.

The total amortization expense of other intangible assets was $105,000, $88,000 and $102,000 in Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively. Amortization expense for these other intangible assets during the next five years is estimated to be between $70,000 and $100,000 per year.

8. Impairment of long-lived assets

Tully's recognized non-cash impairment losses of $236,000, $200,000, and $97,000 in the fourth quarters of Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively, in accordance with the provisions of SFAS 144 and SFAS 142. This relates to impairment of leasehold improvements and equipment. These reviews were performed in connection with the development and implementation of our annual business plans. In order to determine the impairment, considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

9. Income taxes

The gain recognized on the Japan Rights sale is taxable for federal and state income tax purposes. Our net operating loss carryforwards have offset this gain for federal income tax purposes, but a portion of the gain is taxable for state income taxes and for federal alternative minimum tax ("AMT") purposes. We recognized estimated state income tax and AMT expense of $335,000 in Fiscal 2006.

9. Income taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities are as follows:

	April 2, 2006	April 3, 2005
	(dollars in thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 9,283	$ 16,515
Stock options	1,671	2,004
Deferred revenue	1,604	3,586
Property and equipment	2,118	3,066
Asset impairment, store closures and lease termination costs	1,450	1,894
Deferred lease costs	522	1,093
Tax credit	207	—
Allowance for doubtful accounts	55	87
Accrued vacation and other liabilities	893	913
Other	95	77
Total deferred tax assets	17,898	29,235
Deferred tax liabilities—None		
Less: Valuation allowance	(17,898)	(29,335)
Net deferred tax asset	$ —	$ —

At April 2, 2006, we had tax net operating loss carryforwards of approximately $25,000,000 that expire between 2013 and 2024.

Our ability to use our net operating losses to offset future income could be subject to restrictions enacted in the United States Internal Revenue Code of 1986, as amended. These restrictions limit future use of net operating losses and credit carryforwards if certain stock ownership changes occur.

The provision for income taxes is summarized as follows (dollars in thousands):

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
Current taxes			
Federal	$281	$ —	$ —
State	58	17	2
Foreign	—	35	41
Total current	339	52	43
Deferred taxes	—	—	—
Income tax expense	$339	$ 52	$ 43

9. Income taxes (Continued)

A reconciliation of the statutory federal income tax rate to Tully's effective income tax rate is as follows:

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
Tax expense (benefit)			
Federal statutory rate	35.0%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	1.7%	(1.6)%	(1.6)%
Other	0.2%	0.8%	0.7%
Valuation allowance	(35.4)%	34.8%	34.9%
Effective income tax rate	1.5%	— %	— %

10. Accrued liabilities

Accrued liabilities consist of the following:

	April 2, 2006	April 3, 2005
	(dollars in thousands)	
Employee wages and taxes	$1,149	$1,372
Professional fees and services	322	697
Accrued lease termination and store closure costs	190	292
Accrued real estate and property taxes	340	355
Accrued discounts and allowances (Note 3)	253	420
Other	1,558	2,013
Total	$3,812	$5,149

11. Credit lines and long term debt

On June 22, 2005, Tully's entered into a secured credit facility with Northrim (the "Northrim Facility"). The Northrim Facility provides a credit facility of up to $3,000,000, subject to the amount of eligible accounts receivable. In June 2006, the credit facility was renewed until May 31, 2007, unless terminated earlier by either party and the interest rate was reduced to prime plus 3.5%. Borrowings under this facility at April 2, 2006 bear interest at the prime rate plus five percent and are secured by our inventories and through the assignment (with recourse) of our accounts receivable.

On November 1, 2002, Tully's entered into a borrowing arrangement with KCL that was secured by substantially all of our assets (the "KCL promissory note"). The KCL promissory note was in the initial amount of $2,890,037, but was amended in March 2003 to allow up to $1,000,000 of additional borrowings depending on the level of eligible collateral. On June 24, 2004 Tully's and KCL amended the terms of the KCL promissory note to require monthly payments of principal for the KCL promissory note with the remaining principal due on August 1, 2005. Prior to this amendment, interest was paid at a floating rate based upon the bank prime rate and annual loan fees were assessed. Under the June 24, 2004 amendment, the loan fees were eliminated and the interest rate for the KCL promissory note was set at 12% per year. On June 21, 2005, Tully's and KCL agreed to further amend the KCL promissory note to extend the note maturity until July 1, 2006 and to permit Tully's to enter into the Northrim facility. Certain of our directors and shareholders (the "Guarantors") guaranteed $2,000,000 of the borrowings under the KCL promissory note.

11. Credit lines and long term debt (Continued)

On August 31, 2005, the KCL promissory note was repaid in full. Concurrently with the repayment of the KCL promissory note, the guaranty agreements between Tully's and the Guarantors were terminated and the Guarantors released their conditional security interest in Tully's assets.

In consideration for providing the guaranties of the KCL promissory note, Tully's issued warrants (with an exercise price of $0.05 per share) to the Guarantors while the debt was outstanding. Until March 31, 2005, we issued warrants to purchase 30.86 shares of common stock for each $1,000 of debt guaranteed during a month, but this formula was amended effective April 1, 2005 to be subject to periodic adjustment based upon the valuation of our common stock (which reduced the number of warrants that were issued as compensation). Tully's recognized these non-cash loan guaranty costs as a financing expense based upon the fair value at the date of grant of the warrants. We granted warrants to the Guarantors as summarized below:

	Number of Shares		
	Director Guarantors	Other Guarantors	Total
Warrants issued in Fiscal 2004	444,384	292,950	737,334
Warrants issued in Fiscal 2005	222,192	518,448	740,640
Warrants issued in Fiscal 2006	13,430	31,337	44,767

Obligations under long-term debt consist of the following:

	April 2, 2006	April 3, 2005
	(dollars in thousands)	
Borrowings under the Northrim facility	$ 1,901	$ —
Borrowings under KCL promissory note	—	$ 2,366
Note payable for purchase of insurance, payable in monthly installments of approximately $55,000 including interest at 4.95%, through September 2006), collateralized by unearned or return insurance premiums, accrued dividends and loss payments	216	184
Vehicle purchase note payable in monthly installments of approximately $833 including interest at 3.98%, through March 2010, secured by the related vehicles	37	—
	2,154	2,550
Less: Current portion	(2,126)	(1,950)
Long-term debt, net of current portion	$ 28	$ 600

12. Convertible promissory note

In December 2000, Tully's issued a promissory note in the principal amount of $3,000,000 to an affiliate of a shareholder and then-director of Tully's, convertible into Series A Preferred stock at the option of the note holder. The note was subsequently amended to mature on August 1, 2006 and to bear interest at 8% per year. On November 14, 2005, Tully's repaid the convertible promissory note and accrued interest.

13. International Licenses and Deferred Revenue

Prior to August 31, 2005, Tully's had license and supply agreements with its licensee for Japan, Tully's Coffee Japan. These license and supply agreements were subject to renewal at the end of Fiscal 2006 and the parties had been in discussion regarding possible modifications in these license and supply agreements. As the result of these discussions, on August 19, 2005, Tully's and Tully's Coffee Japan entered into the Japan Rights Agreement under which Tully's agreed to sell to Tully's Coffee Japan all of Tully's rights, title and interest for Japan with respect to the Tully's trademarks, store designs, processes and other intellectual property assets and rights for the Tully's business in Japan for $17,500,000. The Japan Rights Agreement does not provide Tully's Coffee Japan with the right to use Tully's proprietary intellectual properties outside of Japan and does not affect Tully's ownership or rights with respect to the Tully's intellectual properties outside of Japan. Tully's and Tully's Coffee Japan have agreed to cooperate in the development of the Tully's brand for the mutual benefit of the two companies.

The Japan Rights sale closed on August 31, 2005 and Tully's received $13,819,000 on August 31, 2005. The remaining $3,681,000 of the purchase price was paid by Tully's Coffee Japan to Tully's on October 5, 2005. Under the Japan Rights Agreement, the parties also resolved a tax indemnification claim previously made by Tully's Coffee Japan without any further payments by either party. Tully's recognized a gain of $17,392,000 on the Japan Rights sale, as follows (dollars in thousands):

Cash sales price for Japan Rights	$17,500
Less—transaction costs	(108)
Gain on sale of Japan Rights	$17,392

Under the Japan Rights Agreement, the license and supply agreements with Tully's Coffee Japan were terminated on August 31, 2005 and Tully's right to receive license fees and coffee roasting fees from Tully's Coffee Japan terminated for periods after July 31, 2005. License fees and coffee roasting fee revenues from Tully's Coffee Japan are summarized as follows (dollars in thousands):

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
License fees and coffee roasting fee revenues from Tully's Coffee Japan	$811	$2,234	$1,240

13. International Licenses and Deferred Revenue (Continued)

As the result of the termination of the license and supply agreements with Tully's Coffee Japan, we recognized the unamortized balance of the deferred license revenue related to these agreements, which aggregated $4,405,000 as of August 31, 2005, in Fiscal 2006. Deferred licensing revenue recognized under the agreements with Tully's Coffee Japan and the license agreement with Ueshima Coffee Company ("UCC") is summarized as follows (dollars in thousands):

	Years ended		
	April 2, 2006	April 3, 2005	March 28, 2004
Recognition of deferred license revenue			
Periodic recognition of deferred license revenue under agreements with Tully's Coffee Japan	$ 166	$ 647	$ 647
Revenue recognized upon termination of license and supply agreements under agreements with Tully's Coffee Japan	4,405	—	—
Total deferred license revenue recognized under agreements with Tully's Coffee Japan	4,571	647	647
Periodic recognition of deferred license revenue under UCC license agreement	1,440	1,440	1,440
Total deferred license revenue recognized under agreements with Tully's Coffee Japan and UCC	$6,011	$2,087	$2,087

In April 2001, Tully's granted UCC a license to use Tully's business names, trademarks and other intellectual property rights to develop and operate specialty coffee stores throughout Asia, except for Japan. Commencing in April 2009, UCC is required to pay us a royalty and service fee based upon the aggregate net revenues of the stores that UCC is then operating under the Tully's business name, and all other sales of products or services made under the Tully's business names and trademarks in Asia (other than Japan). We received a $12,000,000 initial license fee. We have accounted for this payment as deferred revenue and are amortizing this amount into income through April 2009. Under this agreement, Tully's has granted UCC a security interest in certain of our intellectual property rights and certain proceeds related thereto solely as the same relate to stores located in the licensed territories. Since the license agreement was executed in April 2001, UCC has opened one store, which it closed in 2004. In June 2006, Tully's notified UCC that it considers UCC to be in breach of this license agreement, and the parties have commenced discussions regarding the matter.

Deferred revenue is summarized as follows:

	Years Ended	
	April 2, 2006	April 3, 2005
	(dollars in thousands)	
Additions to deferred revenue in the year	$ 50	$ —
Less: Deferred revenue recognized in net sales	(6,011)	(2,087)
Other, net	(3)	(2)
Net decrease in deferred revenue for the year	(5,964)	(2,089)
Deferred revenue		
Beginning of year	10,331	12,420
End of year	4,367	10,331
Less: Current portion	(1,453)	(1,838)
Non-current portion of deferred revenue	$ 2,914	$ 8,493

13. International Licenses and Deferred Revenue (Continued)

During Fiscal 2004 we entered into preliminary discussions with Tully's Coffee Japan about the possibility of integrating our business with Tully's Coffee Japan. On May 12, 2004, we reported that we had ceased discussions with Tully's Coffee Japan. In connection with these discussions and the evaluation of this business integration opportunity, we incurred fees and other expenses of approximately $129,000 in Fiscal 2005 and $541,000 in Fiscal 2004.

14. Related-party transactions

In connection with the KCL promissory note, warrants to purchase shares of common stock were issued to the Guarantors of the KCL promissory note in Fiscal 2004, Fiscal 2005 and Fiscal 2006 (see Note 11).

In February 2006, an affiliate of Northrim acquired a 24% ownership interest in Pacific Wealth Advisors, LLC ("PWA"), a newly formed company which is the successor by merger to Pacific Portfolio Consulting ("Pacific Portfolio"). PWA is a wealth management and investment advisory services holding company. A member of the Tully's Board of Directors is the president of PWA and Pacific Portfolio and has an ownership interest of more than 10% in PWA. During Fiscal 2006, Tully's paid approximately $168,000 to Northrim for interest on the amounts borrowed, and the outstanding debt to Northrim at April 2, 2006 was $1,901,000. Pacific Portfolio provides investment advisory consulting services for the Tully's employee 401(k) savings plan (see Note 20) and received fees of approximately $6,000 for this service in Fiscal 2006.

15. Store closure and lease termination costs

Store closure and lease termination costs are summarized as follows (dollars in thousands):

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Store closure costs, including losses from disposal of property and equipment	$ 43	$ 43	$170
Lease termination costs	176	—	—
Total	$219	$ 43	$170

During Fiscal 2006, we closed six stores that did not meet our financial criteria. These six stores represented approximately 3.2% of our Fiscal 2006 sales. During Fiscal 2005, we closed three stores that did not meet our financial criteria. These three stores represented approximately 0.07% of our Fiscal 2005 sales. During Fiscal 2004, we closed seven stores that did not meet our financial criteria. These seven stores represented approximately 1.5% of our Fiscal 2004 sales.

16. Commitments and contingencies

Lease commitments

We lease all of our retail, roasting plant and office space under operating leases, which expire through 2016. The leases provide for minimum annual payments, and (in certain cases) contingent rentals based upon gross sales, escalation clauses and/or options to renew. Rental expense is recorded on a straight-line basis over the respective terms of the leases. Rental expense under these operating leases was approximately $5,300,000, $5,800,000, and $5,800,000 for Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively. Contingent rental expense was approximately $218,000, $197,000, and $147,000 for Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively and is recognized as incurred.

16. Commitments and contingencies (Continued)

In connection with certain leases, lessors have granted tenant improvement allowances to Tully's. These amounts, included in liabilities under the caption "deferred lease costs," are amortized into income on a straight-line basis over the life of the related lease. Also recorded in deferred lease costs is the "stepped rent" excess of rental expense computed on a straight-line basis over the actual rent payments required by the terms of our leases.

Minimum future rental payments under noncancellable operating leases as of April 2, 2006 are summarized as follows:

Fiscal year (dollars in thousands)	
2007	$ 5,100
2008	4,443
2009	3,744
2010	3,076
2011	1,301
Thereafter	602
Total	$18,266

We have subleased some of our leased premises to third parties under subleases with varying terms through 2008. Expected future sublease receipts under such sub-lease agreements are summarized as follows:

Fiscal year (dollars in thousands)	
2007	$ 385
2008	334
2009	283
2010	191
2011	50
Total	$1,243

Tully's has funded the acquisition of equipment through capital leases. These leases typically have terms ranging from three to five years and generally have bargain purchase options. Minimum future rental payments under capital leases as of April 2, 2006 are summarized as follows:

Fiscal year (dollars in thousands)	
2007	$100
2008	45
2009	23
2010	15
2011	7
Total minimum lease payment	190
Less: Amount representing future interest	(35)
Present value of net minimum lease payments under capital leases	$155

16. Commitments and contingencies (Continued)

Purchase commitments

It is our general practice to enter into forward commitments for the purchase of green coffee in order to secure future supplies of premium quality coffee beans that meet our specifications, in quantities that we estimate will be required to meet our future roasting needs. Typically, Tully's has entered into contracts for the next season's delivery of green coffee beans to help ensure adequacy of supply. As of April 2, 2006, we had contracts with fixed-price coffee purchase commitments and we also had commitments to purchase coffee at prices to be determined by future coffee market indices (permitting us to fix the price prior to delivery, based on the then-current market). In June 2006, we exercised our option to fix the pricing for these remaining contracts. As of June 19, 2006, we had approximately $7,000,000 in fixed price purchase commitments for Fiscal 2007. We believe, based on relationships established with our suppliers, that the risk of non-delivery on such purchase commitments is remote.

Employment Agreements and Compensatory Arrangements

Under the employment letters for members of Tully's senior management group, Tully's has agreed to pay severance compensation to these several executives in the event their employment by Tully's is terminated for reasons other than certain excluded circumstances. The amount of severance to be paid would depend upon the rate of salary at the time of termination and other factors. As of April 2, 2006, the aggregate contingent obligation for severance to these individuals was approximately $370,000.

In April 2004 Tully's accepted the resignation of our then-president, and, pursuant to his employment agreement is required to pay him severance compensation in varying installments over a twenty-four month period ending July 2006. We recorded expense of $402,000 in Fiscal 2005 as a result of this matter, and the unpaid balance of $50,000 was included in accrued liabilities at April 2, 2006.

Contingencies

In February 2004 a lawsuit was filed against Tully's in Superior Court of California, Los Angeles County (the "Court") by two former store managers on behalf of themselves and on behalf of other former and current store managers in the state of California. The suit alleges that Tully's improperly classified such managers as exempt under California's wage and hour laws and seeks damages, restitution, reclassification and attorneys' fees and costs. Since the lawsuit was filed, Tully's has investigated the matter and vigorously defended this litigation. Tully's has also pursued alternative dispute resolution possibilities with the plaintiffs.

While Tully's denies all liability in this case, in order to settle the lawsuit and fully resolve the claims brought by the plaintiffs without engaging in costly and protracted litigation, on April 21, 2005, the parties entered into a memorandum of understanding regarding the settlement of this matter, which was subsequently reflected by the parties in a Joint Stipulation of Settlement and Release (the "Settlement Agreement"). On July 11, 2005 the Court conditionally certified the class for purposes of the settlement and issued an order granting the motion for preliminary approval of the Settlement Agreement. The settlement is subject to court approval and Tully's may terminate the agreement if more than ten members of the settlement class opt out of the settlement. In Fiscal 2005, Tully's incurred a one-time charge of approximately $1.6 million for the settlement and associated costs. Under the settlement, Tully's will make cash payments totaling approximately $800,000 to the settlement class over a three year period starting upon final approval by the court. Subject to regulatory approval and compliance with applicable securities laws, Tully's will also issue 300,000 shares of its common stock, with an agreed value of $450,000, to the settlement class during that three year period. The Court has set a final hearing date in September 2006. Tully's incurred approximately $32,000 in legal fees and expenses during

16. Commitments and contingencies (Continued)

Fiscal 2006 in connection with this settlement. The settlement and associated costs expensed in Fiscal 2005, and the anticipated timing for payment of the settlement costs, are summarized as follows (in addition, cash settlement payments after the initial payment will include interest at 6.75% per year):

	Shares of common stock to be issued	Valuation of common stock (at $1.50 per share)	Cash settlement payments and related costs	Combined cash costs and common stock
Settlement costs payable in				
Fiscal 2007	56,250	$ 84,375	$ 150,000	$ 234,375
Fiscal 2008	93,750	140,625	250,000	390,625
Fiscal 2009	93,750	140,625	250,000	390,625
Fiscal 2010	56,250	84,375	150,000	234,375
Total settlement costs	300,000	450,000	800,000	1,250,000
Legal and other costs	—	—	378,000	378,000
Total settlement and associated costs	300,000	$450,000	$1,178,000	1,628,000
Less—amounts paid or included in accrued expenses at April 2, 2006				(535,000)
Amount reported as other long-term liability at April 2, 2006				$1,093,000

We are a party to various other legal proceedings arising in the ordinary course of our business, but are not currently a party to any other legal proceeding that we believe could have a material adverse effect on our financial position or results of operations.

17. Stock options

Company Stock Incentive Plan

In 1994, Tully's shareholders approved a Stock Incentive Plan (the "1994 Plan") In August 1999 our stockholders approved an amended plan, which established the maximum number of shares issuable under the 1994 Plan and the Employee Stock Purchase Plan (See Note 19) at 4,200,000, and in June 2003, our Board of Directors further amended the 1994 Plan. By its terms, the 1994 Plan expired in October 2004 (this did not terminate outstanding options).

On September 23, 2004, the Tully's Board of Directors approved the adoption of the 2004 Stock Option Plan, effective as of November 1, 2004 and subject to shareholder approval. The 2004 Stock Option Plan authorizes the issuance of up to 2,500,000 shares of common stock under the 2004 Stock Option Plan and Tully's Employee Stock Purchase Plan. The Tully's shareholders approved the 2004 Stock Option Plan in December 2004.

The provisions of the 2004 Stock Option Plan (and the 1994 Plan prior to its expiration) are summarized as follows. We may issue incentive or nonqualified stock options to our employees and directors. Stock options are granted solely at the discretion of our Board of Directors and are issued at a price determined by our Board of Directors. The term of each option granted is for such period as determined by our Board of Directors, but not more than ten years from date of grant. Options are nontransferable and may generally be exercised based on a vesting schedule determined by our Board of Directors. The plan provides for acceleration of outstanding options under certain conditions, including certain changes in control of Tully's.

17. Stock options (Continued)

Founder's Stock Option Plan

In addition to options granted under the 1994 Plan, our chairman and founder has granted options to purchase shares of his stock to employees and third parties (the "Founder's Plan"). No options have been granted by the Chairman under the Founder's Plan since Fiscal 2002. These options have vesting periods ranging from immediate vesting to five year vesting and have a twenty-five year life. In October 2005, the chairman and founder contributed his holdings of Tully's common stock to TTOK, LLC, a limited liability company owned by the chairman, and the Founder's Plan stock option obligations were assigned to TTOK, LLC.

All Plans

Under the intrinsic value method of accounting, compensation cost is measured as the excess, if any, of the fair value of our stock at the date of grant over the amount the employee must pay to acquire the stock. Compensation cost is amortized on a straight-line basis over the vesting period of the individual options. For purposes of these computations, the estimated market price per common share at the time of grant has been established by our board of directors and was $0.30 per share for options granted in Fiscal 2004 and Fiscal 2005 and $1.50 per share for options granted in Fiscal 2006. We have adopted the disclosure-only provisions SFAS No. 123 for options granted to employees (see Note 1 for the disclosure of compensation expense as if determined under the provisions of SFAS No. 123). Non-cash stock option compensation expense, determined under the intrinsic value method of accounting, totaled $114,000, $62,000, and $87,000 for Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively.

Stock option activity under the 1994 Plan, the 2004 Stock Option Plan, and the Founders Plan for Fiscal 2006, Fiscal 2005 and Fiscal 2004 is summarized as follows:

	Number of options	Weighted-average exercise price
Balance, March 30, 2003	5,254,350	0.49
Granted	553,900	0.37
Forfeited	(145,664)	0.64
Exercised	—	—
Balance, March 28, 2004	5,662,586	$0.47
Granted	596,000	1.06
Forfeited	(629,849)	1.25
Exercised	(263,783)	0.06
Balance, April 3, 2005	5,364,954	$0.47
Granted	596,008	1.50
Forfeited	(447,394)	0.01
Exercised	(633)	0.03
Balance, April 2, 2006	5,512,935	$0.51

17. Stock options (Continued)

At April 2, 2006, options for 3,342,760 shares were outstanding under the 1994 Plan and options for 366,331 shares had been exercised under the 1994 Plan. At April 2, 2006, options for 484,008 shares were outstanding under the 2004 Stock Option Plan and no options had been exercised under the 2004 Stock Option Plan, leaving 2,015,992 shares available for grant under the 2004 Stock Option Plan and the Employee Stock Purchase Plan. During June 2006, options for 66,000 shares were granted to the members of the board of directors for service in Fiscal 2006. Outstanding stock options are summarized as follows:

	April 2, 2006	April 3, 2005	March 28, 2004
Issued under the 1994 Plan			
Employees and Directors	2,188,525	2,521,952	2,817,884
Directors, for Loan Guarantees	1,152,235	1,152,235	1,152,235
Total Outstanding under the 1994 Plan	3,340,760	3,674,187	3,970,119
Outstanding under the 2004 Stock Option Plan	484,008	—	—
Outstanding under the Founder's Plan	1,688,167	1,690,767	1,692,467
Total Outstanding Stock Options	5,512,935	5,364,954	5,662,586

The following table summarizes information about options granted under the 1994 Plan and the 2004 Stock Option Plan:

	Fiscal 2006		Fiscal 2005		Fiscal 2004	
	Shares	Weighted-average fair value	Shares	Weighted-average fair value	Shares	Weighted-average fair value
Weighted-average fair value of options granted during the year whose exercise price was less than the fair value of the stock on the date of grant	96,008	$0.30	200,000	$0.01	—	—
Weighted-average fair value of options granted during the year whose exercise price was greater than or equal to the fair value of the stock on the date of grant	500,000	$1.53	396,000	$1.59	553,900	$0.37
Total	596,008		596,000		553,900	

17. Stock options (Continued)

The following table summarizes information about fixed-price options outstanding at April 2, 2006 under the 1994 Plan and the 2004 Stock Option Plan (it excludes options exercisable under the Founder's Plan, which will not affect the outstanding shares, or provide cash proceeds to Tully's, if exercised):

Exercise price	Number outstanding	Weighted-average remaining contractual life	Number exercisable
		(years)	
$0.01	1,893,460	4.47	1,893,460
0.30	105,008	8.96	105,008
0.31	415,161	7.62	322,152
0.33	10,874	5.02	10,874
1.50	494,092	8.71	58,092
1.75	50,858	2.92	50,858
1.78	411,666	4.47	411,666
2.00	130,000	8.65	—
2.25	73,250	3.46	73,250
2.50	240,399	7.06	140,399
Total	3,824,768		3,065,759

18. Stockholders' equity

Rights Offering

Before October 1999, our shareholders had a right to maintain their proportionate shareholdings in Tully's by purchasing shares before we offered them to new investors. During Fiscal 2005, we conducted an offering of our common stock and investment units (each unit consisting of convertible preferred stock and warrants to purchase common stock) through the distribution of subscription rights to eligible shareholders and former shareholders (the "rights offering"). The primary purpose of the rights offering was to provide an opportunity for our shareholders to satisfy any unsatisfied preemptive rights that they may have had. We conducted the rights offering because we believed that our ability to engage in financing or strategic transactions could be limited by the potential risk of such possible future preemptive rights claims, but that such risk could be mitigated by a number of possible defenses, including the completion of the rights offering. The registration statement for the rights offering was declared effective January 11, 2005 and eligible shareholders and former shareholders of Tully's received rights to purchase these securities at the prices at which the securities were issued by Tully's between 1994 and 1999. Shareholders of record at January 6, 2005 received subscription privileges to purchase any shares of common stock and investment units not purchased through the exercise of the rights. The rights offering closed on February 8, 2005. We received a total of $878,000 from the subscribers in this offering. Qualified subscriptions were received with gross proceeds to Tully's of $701,000. In May 2005, we refunded $177,000 to subscribers for the ineligible subscriptions and issued certificates for 337,216 shares of common stock to the subscribers and we issued certificates for 180,888 shares of Series A Convertible Preferred Stock and warrants to purchase 90,444 shares of common stock to the subscribers for the investment units. We incurred offering costs of $458,000.

Preferred stock

Each outstanding share of our Series A Preferred Stock is convertible at any time by the holder thereof into shares of common stock at the then-effective conversion price. In addition, each outstanding share of Series A

18. Stockholders' equity (Continued)

Preferred Stock is automatically convertible into shares of common stock when and if Tully's completes an underwritten public offering of Tully's shares of common stock with gross proceeds to Tully's in excess of $15 million, at a per share price of $5.00 or more ("Qualified Offering"). The Series A Preferred Stock contains an anti-dilution protection right that provides for a weighted average adjustment of the conversion price in the event we issue shares of capital stock at an effective price less than the Series A Preferred conversion price then in effect, subject to certain limitations and exclusions. As a result, at April 2, 2006, each outstanding Series A Convertible Preferred share could be converted at the option of the shareholder into 1.13 of our shares of common stock.

Holders of Series A Preferred Stock are entitled to receive dividends when and if any dividends are declared to be paid by our Board of Directors. Voting rights of the Series A Preferred Stock are subject to adjustment for the anti-dilution adjustment and as a result, at April 2, 2006, each share of Series A Preferred Stock was entitled to cast 1.13 votes on all matters submitted to a vote of our shareholders. Series A Preferred shareholders may exercise cumulative voting rights with respect to the election of Directors.

In the event of any liquidation or winding up of Tully's, each share of Series A Preferred Stock is entitled to receive, prior and in preference to all other payments to the holders of Series B Preferred Stock and the shares of common stock, an amount equal to $2.50, plus any and all declared but unpaid dividends with respect to such share of Series A Preferred Stock (the "Series A Liquidation Preference"). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference (described below), and the Series B Liquidation Preference (described below), and subject to the rights of any additional preferred stock that may in the future be designated and issued by Tully's, our remaining assets available for distribution to shareholders would be distributed pro rata among the holders of the Series A Preferred Stock, Series B Preferred Stock and shares of common stock, treating the shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis.

Holders of Series A Preferred Stock have certain rights to require us to register the shares of common stock issued upon conversion of the Series A Preferred Stock. These rights generally allow persons holding the underlying shares of common stock to require Tully's to use its best efforts to register the shares for resale under the Securities Act of 1933, as amended, and under such state securities laws as may be necessary. These rights include the right to demand that we file a registration statement for the underlying shares of common stock at the shareholders' option no more than one time following our initial public offering, if any, and thereafter, unlimited rights once Tully's is eligible to use Form S-3.

Each outstanding share of Series B Preferred Stock is convertible at any time by the holder thereof into shares of common stock at the then-effective conversion price. In addition, each outstanding share of Series B Preferred Stock is automatically convertible into shares of common stock at the then-effective conversion price when and if we make a Qualified Offering. The conversion price for the Series B Convertible Preferred shares is subject to an anti-dilution adjustment, but no adjustment has been required and each Series B Convertible Preferred share could be converted at the option of the shareholder into one share of common stock as of April 2, 2006.

Holders of Series B Preferred Stock are entitled to receive dividends when and if any dividends are declared to be paid by our Board of Directors. Each share of Series B Preferred Stock also is entitled to cast one vote for each share of common stock into which such share is then convertible on all matters submitted to a vote of the shareholders of Tully's.

18. Stockholders' equity (Continued)

In the event of any liquidation or winding up of Tully's, each share of Series B Preferred Stock is entitled to receive, after full satisfaction of the Series A Liquidation Preference and the common stock liquidation preference (described below), and prior and in preference to all other payments to the holders of shares of common stock, an amount equal to $2.50, plus any and all declared but unpaid dividends with respect to such share of Series B Preferred Stock (the "Series B Liquidation Preference"). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference and the Series B Liquidation Preference, and subject to the rights of any additional series or classes of preferred stock that may in the future be designated and issued by Tully's, the remaining assets of Tully's available for distribution to shareholders would be distributed pro rata among the holders of the Series A Preferred Stock, Series B Preferred Stock and shares of common stock, treating the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock on an as-converted basis.

Common stock and Warrants

In the event of any liquidation or winding up of Tully's, after distribution of the full Series A Liquidation Preference, each common share is entitled to receive an amount per share equal to $2.25, plus any and all declared but unpaid dividends with respect to such share of shares of common stock (the "common stock liquidation preference"). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference and the Series B Liquidation Preference (described above), and subject to the rights of any additional preferred stock that may in the future be designated and issued by us, our remaining assets available for distribution to shareholders would be distributed pro rata among the holders of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and shares of common stock, treating the shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis.

Warrants to purchase an aggregate of 44,767 shares of common stock were issued to the Guarantors of the KCL promissory note in Fiscal 2006. In May 2005 we issued warrants to purchase 90,444 shares to subscribers in the rights offering as described above.

In Fiscal 2006, warrants to purchase 18,120 shares of common stock were exercised at $0.33 per share. During Fiscal 2005, warrants to purchase 590,552 shares of common stock were exercised at prices between $0.01 and $0.33 per share and during Fiscal 2004, warrants to purchase 82,000 shares of common stock were exercised at prices between $0.01 and $0.33 per share.

At April 2, 2006, we had warrants outstanding to purchase shares of our common stock as follows:

	Outstanding warrants	Number exercisable	Exercise Prices
Issued with Series A Preferred Stock investment units	6,470,772	6,470,772	$ 0.33
Issued to guarantors of KCL promissory note (see Note 11)	1,812,825	1,768,058	$ 0.05
Issued to holder of the convertible note in lieu of cash interest	960,000	960,000	$ 0.01
Other	431,052	431,052	$0.01-$0.33
Totals	9,674,649	9,629,882	

19. Stock purchase plan

In Fiscal 2000, our stockholders approved the Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan qualifies under Section 423 of the Internal Revenue Code. Tully's has authorized up to 2,500,000 shares of common stock to be offered under the Purchase Plan and 2004 Stock Option Plan combined. No offerings have yet occurred under the Purchase Plan.

20. Employee 401(k) savings plan

During Fiscal 2000, we adopted a 401(k) savings plan for employees. Eligible employees may contribute up to 20% of their salaries to the plan. Eligible employees are employees over the age of 18 who have been employed by Tully's for six months. There is no mandatory match from Tully's. Most plan administrative costs are paid by the 401(k) savings plan.

21. Segment Reporting

We present segment information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information ("SFAS 131")," which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by our senior management.

We are organized into three business units: (1) the Retail division, which includes our U.S. company-operated retail store operations, (2) the Wholesale division, which sells to domestic customers in the supermarket, food service, office coffee service, restaurant and institutional channels, and which also handles our mail order and internet sales, and (3) the Specialty division which sells products and materials to our international licensees and manages the international licensing of the Tully's brand and is responsible for the franchising of Tully's stores in the U.S.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. We do not allocate our assets among our business units for purposes of making business decisions, and therefore do not present asset information by operating segment. Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a financial measurement we use to measure the operating performance of our operating segments. EBITDA excludes the effects of financing costs, income taxes, and non-cash depreciation and amortization. During the fourth quarter of Fiscal 2006, we modified the financial information presented to our senior management to include within the operating segment financial information (1) the cost of shipping products from our roasting plant and (2) allocated costs of our roasting and distribution facility based upon the respective operating segment product usage. For purposes of comparability, we have restated the operating segment information for Fiscal 2006, Fiscal 2005 and Fiscal 2004 to reflect this presentation.

21. Segment Reporting (Continued)

The tables below present information by operating segment:

	Years Ended		
	April 2, 2006	April 3, 2005	March 28, 2004
	(dollars in thousands)		
Net sales			
Retail division	$38,194	$40,102	$40,617
Wholesale division	13,187	9,516	6,522
Specialty division(1)	6,864	4,362	3,629
Net sales	$58,245	$53,980	$50,768
Earnings before interest, taxes, depreciation and amortization			
Retail division(2)	$ 1,953	$ 3,762	$ 4,759
Wholesale division	1,750	1,549	1,191
Specialty division(1)	6,356	4,105	3,318
Corporate and other expenses(3)	(7,775)	(9,414)	(7,438)
Gain on Japan Rights sale	17,392	—	—
Earnings before interest, taxes, depreciation and amortization	19,676	2	1,830
Depreciation and amortization	(3,529)	(3,651)	(3,622)
Income taxes	(339)	(52)	(43)
Interest income, interest expense, and loan guarantee fees	(385)	(924)	(760)
Net income (loss)	$15,423	$ (4,625)	$ (2,595)
Depreciation and amortization			
Retail division	$ 2,444	$ 2,561	$ 2,519
Wholesale division	330	346	318
Specialty division	**	**	**
Corporate and other expenses	755	744	785
Total depreciation and amortization	$ 3,529	$ 3,651	$ 3,622

** not material—less than $1,000

(1) Specialty division net sales and operating income for Fiscal 2006 include $4,405,000 of deferred license revenue recognized as the result of the termination of the license and supply agreements with Tully's Coffee Japan (see Note 13).

(2) The Retail division operating results include adjustments for impairment of long-lived assets of $236,000 (Fiscal 2006), $200,000 (Fiscal 2005), $97,000 (Fiscal 2004) and for amounts required to close stores and terminate store leases totaling $219,000 (Fiscal 2006), $43,000 (Fiscal 2005), $170,000 (Fiscal 2004) (See Notes 8 and 15).

(3) Corporate and other expenses for Fiscal 2005 include a charge of approximately $1,628,000 for the settlement and associated costs related to a lawsuit (See Note 16).

22. Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) adjusted to eliminate the interest on convertible debt (if assumed to be converted), by the sum of the weighted average number of common shares and the effect of dilutive common share equivalents.

22. Earnings (loss) per share (Continued)

Tully's has granted options and warrants to purchase common stock, and issued preferred stock and debt convertible into common stock (collectively, the "common share equivalent instruments"). Under some circumstances, the common share equivalent instruments may have a dilutive effect on the calculation of earnings or loss per share. All of the common share equivalent instruments were excluded from the computation of diluted loss per share for Fiscal 2005 and Fiscal 2004 because the effect of these instruments on the calculation would have been antidilutive.

The computations of earnings (loss) per share, and of the weighted average shares used for basic earnings (loss) per share and diluted earnings (loss) per share are summarized as follows:

	Years Ended		
	April 2, 2006	April 3, 2005	March 28, 2004
	(dollars and shares in thousands, except per share data)		
Computation of basic earnings (loss) per share			
Net income (loss)	$15,423	$ (4,625)	$ (2,595)
Adjustments for basic earnings (loss) per share	—	—	—
Net income (loss) for basic earnings (loss) per share	$15,423	$ (4,625)	$ (2,595)
Weighted average shares used in computing basic earnings (loss) per share	17,697	16,812	16,451
Basic earnings (loss) per share	$ 0.87	$ (0.28)	$ (0.16)
Computation of diluted earnings (loss) per share			
Net income (loss)	$15,423	$ (4,625)	$ (2,595)
Add interest on convertible note, if assumed to be converted	167	—	—
Net income (loss) for diluted earnings (loss) per share	$15,590	$ (4,625)	$ (2,595)
Weighted average shares used in computing diluted earnings (loss) per share	51,475	16,812	16,451
Diluted earnings (loss) per share	$ 0.30	$ (0.28)	$ (0.16)
Weighted average shares used in computing earnings (loss) per share			
Weighted average common shares outstanding, used in computing basic earnings (loss) per share	17,697	16,812	16,451
Common share equivalent instruments for computing diluted earnings (loss) per share			
Dilutive effect of Series A Convertible Preferred stock	17,534	—	—
Dilutive effect of Series B Convertible Preferred stock	4,938	—	—
Dilutive effect of convertible promissory note	837	—	—
Dilutive effect of stock options (treasury stock method)	2,407	—	—
Dilutive effect of warrants (treasury stock method)	8,062	—	—
Total common share equivalent instruments for computing diluted earnings (loss) per share	33,778	—	—
Weighted average shares used in computing diluted earnings (loss) per share	51,475	16,812	16,451

23. Subsequent Events

In June 2006, we renewed our credit facility with Northrim until May 31, 2007 (see Note 11). Also in June 2006, Tully's notified UCC that it considers UCC to be in breach of Tully's license to UCC, and the parties have commenced discussions regarding the matter (see Note 13).

24. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial information for Fiscal 2006 and Fiscal 2005 is as follows. Our sales are moderately seasonal.

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
	(dollars in thousands, except per share data)				
Fiscal 2006					
Net Sales	$13,746	$17,774*	$14,228	$12,497	$58,245
Gross Profit	7,385	11,268*	6,346	6,149	31,148
Net income (loss)	(885)	19,996*	(1,311)	(2,377)	15,423
Basic and Diluted Loss per Share					
Net income (loss) per basic share	$ (0.05)	$ 1.13	$ (0.07)	$ (0.13)	$ 0.87
Net income (loss) per diluted share	$ (0.05)	$ 0.39	$ (0.07)	$ (0.13)	$ 0.30
Fiscal 2005					
Net Sales	$13,038	$13,356	$13,869	$13,717	$53,980
Gross Profit	7,310	7,262	7,422	8,129	30,123
Net Loss	(997)	(285)	(590)	(2,753)	(4,625)
Basic and Diluted Loss per Share					
Net Loss per Share	$ (0.06)	$ (0.02)	$ (0.04)	$ (0.16)	$ (0.28)

* Net sales, gross profits and net income for the second quarter of Fiscal 2006 include $4,405,000 of deferred license revenue recognized as the result of the termination of the license and supply agreements with Tully's Coffee Japan (see Note 13). Net income for the second quarter of Fiscal 2006 also includes $17,392,000 gain from the Japan Rights sale.

During the fourth quarter of Fiscal 2006 and Fiscal 2005, the following adjustments were recorded (dollars in thousands):

	Fiscal 2006	Fiscal 2005
Impairment of long-lived assets	$236	$ 200
Wholesale discounts and allowances, adjustment for actual earned allowances in excess of amounts previously estimated	$300	$ —
Increase allowance for doubtful accounts receivable	$100	$ —
Settlement of litigation (see Note 16)	$—	$1,628

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

**FOR THE THIRTY-NINE WEEK PERIODS ENDED
DECEMBER 31, 2006 AND JANUARY 1, 2006**

(UNAUDITED)

TULLY'S COFFEE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006 (unaudited)	April 2, 2006
	(dollars in thousands, except per share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 529	$ 5,381
Accounts receivable, net of allowance for doubtful accounts of $272 and $149 at December 31, 2006 and April 2, 2006, respectively	3,925	2,305
Inventories	3,682	3,140
Prepaid expenses and other current assets	843	853
Total current assets	8,979	11,679
Property and equipment, net	7,552	8,611
Goodwill, net	456	456
Other intangible assets, net	269	405
Other assets	320	376
Total assets	$ 17,576	$ 21,527
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities		
Accounts payable	$ 4,459	$ 3,398
Accrued liabilities	3,776	2,779
Credit line and current portion of long-term debt	3,274	2,126
Current portion of capital lease obligations	51	83
Deferred revenue	3,813	2,486
Total current liabilities	15,373	10,872
Long-term debt, net of current portion	22	28
Capital lease obligation, net of current portion	63	72
Other liabilities	937	1,093
Deferred lease costs	1,305	1,421
Deferred revenue, net of current portion	1,787	2,914
Total liabilities	19,487	16,400
Commitments and contingencies (Note 6)		
Stockholders' (deficit) equity		
Series A Convertible Preferred stock, no par value; 31,000,000 shares authorized, 15,559,152 shares issued and outstanding; stated value of $2.50 per share and a liquidation preference of $38,898	34,639	34,639
Common stock, no par value; 120,000,000 shares authorized; 18,976,452 shares issued and outstanding as of December 31, 2006, with a liquidation preference of $39,981	9,728	9,610
Series B Convertible Preferred stock, no par value; 8,000,000 shares authorized, 4,920,709 shares issued and outstanding, stated value of $2.50 per share and a liquidation preference of $12,302	10,911	10,911
Additional paid-in capital	28,557	28,339
Accumulated deficit	(85,746)	(78,372)
Total stockholders' (deficit) equity	(1,911)	5,127
Total liabilities and stockholders' (deficit) equity	$ 17,576	$ 21,527

The accompanying notes are an integral part of these condensed consolidated financial statements.

TULLY'S COFFEE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Thirteen Week Periods Ended		Thirty-Nine Week Periods Ended	
	December 31, 2006	January 1, 2006	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands, except per share data)			
Net sales				
Sales of products	$15,642	$13,862	$45,347	$39,280
Licenses, royalties, and fees	44	6	129	817
Recognition of deferred licensing revenue	363	360	1,089	5,651
Net sales	16,049	14,228	46,565	45,748
Cost of goods sold and operating expenses				
Cost of goods sold and related occupancy expenses	8,828	7,485	25,108	20,288
Store operating expenses	4,596	4,287	13,535	12,995
Other operating expenses	1,979	921	4,293	2,508
Marketing, general and administrative costs	2,464	1,759	8,031	6,013
Depreciation and amortization	845	873	2,636	2,673
Settlement of litigation	—	—	72	—
Store closure and lease termination costs	(2)	211	96	176
Total cost of goods sold and operating expenses	18,710	15,536	53,771	44,653
Operating income (loss)	(2,661)	(1,308)	(7,206)	1,095
Other income (expense)				
Interest expense	(91)	(114)	(227)	(472)
Interest income	—	98	56	133
Gain on sale of Japan Rights	—	—	—	17,392
Miscellaneous income	4	13	22	57
Loan guarantee fee expense	—	—	—	(66)
Total other income (expense)	(87)	(3)	(149)	17,044
Income (loss) before income taxes	(2,748)	(1,311)	(7,355)	18,139
Income taxes	(19)	—	(19)	(339)
Net income (loss)	$(2,767)	$(1,311)	$(7,374)	$17,800
Earnings (loss) per share				
Basic earnings (loss) per share	$ (0.15)	$ (0.07)	$ (0.41)	$ 1.00
Diluted earnings (loss) per share	$ (0.15)	$ (0.07)	$ (0.41)	$ 0.35
Weighted average shares used in computing earnings (loss) per share (in thousands)				
Basic earnings (loss) per share	18,527	17,761	18,022	17,759
Diluted earnings (loss) per share	18,527	17,761	18,022	51,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

TULLY'S COFFEE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Thirty-Nine Week Periods Ended	
	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)
	(dollars in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(7,374)	$ 17,800
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	2,636	2,673
Store closure and lease termination costs	96	176
Employee stock option compensation expense	218	113
Loan guarantee fee expense	—	66
Provision for doubtful accounts	120	90
Gain on sale of Japan Rights	—	(17,392)
Gain on sale of property and equipment	(1)	(2)
Recognition of deferred license revenues	(1,089)	(5,602)
Changes in assets and liabilities		
Accounts receivable	(1,739)	(569)
Inventories	(557)	(610)
Prepaid expenses and other assets	421	613
Accounts payable	1,060	(1,767)
Accrued liabilities	934	(1,572)
Deferred revenue	1,289	345
Deferred lease costs	(116)	(143)
Net cash used in operating activities	(4,102)	(5,781)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net proceeds from Japan Rights sale	—	17,392
Purchases of property and equipment	(1,490)	(1,088)
Additions to intangible assets	(31)	(10)
Proceeds from sale of property and equipment	13	30
Net cash provided by (used in) investing activities	(1,508)	16,324
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net payments under credit line	1,077	(591)
Payments on long-term debt and capital leases	(353)	(3,546)
Proceeds from exercise of warrants	34	3
Net cash provided by (used in) financing activities	758	(4,134)
Net increase (decrease) in cash and cash equivalents	(4,852)	6,409
Cash and cash equivalents at beginning of period	5,381	1,437
Cash and cash equivalents at end of period	$ 529	$ 7,846
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid during the period for interest	$ 220	$ 472
Non-cash investing and financing activities:		
Insurance premiums financed through note payable	$ 377	$ 535
Purchase of property and equipment through capital leases	$ 27	$ 11
Liability paid through issuance of stock	$ 84	$ —

The accompanying notes are an integral part of these condensed consolidated financial statements.

TULLY'S COFFEE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of Tully's Coffee Corporation. In these condensed consolidated financial statements, references to "we," "us," "Tully's" or the "Company" refer to Tully's Coffee Corporation.

We end our fiscal year on the Sunday closest to March 31. As a result, we record our revenue and expenses on a 52 or 53 week period, depending on the year. The fiscal year ending April 3, 2005 ("Fiscal 2005") included 53 weeks. Each of the fiscal years ended April 2, 2006 ("Fiscal 2006") and March 28, 2004 ("Fiscal 2004") included 52 weeks. The fiscal year ending April 1, 2007 ("Fiscal 2007") will include 52 weeks.

The accompanying condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to fairly present the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Results of operations for the thirteen week period ended December 31, 2006 ("Third Quarter 2007"), the thirty-nine week period ended December 31, 2006 ("Nine Months Fiscal 2007"), the thirteen week period ended January 1, 2006 ("Third Quarter 2006"), and the thirty-nine week period ended January 1, 2006 ("Nine Months Fiscal 2006") are not necessarily indicative of future financial results.

Investors should read these interim financial statements in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included in our Annual Report on Form 10-K, SEC File No. 000-26829, for Fiscal 2006 (the "Form 10-K").

Stock-based compensation

On April 3, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation for all stock-based awards made to employees, including stock options and restricted stock rights, based on estimated fair values. SFAS 123(R) supersedes previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25").

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of April 3, 2006. In accordance with the modified prospective transition method, our condensed consolidated financial statements for periods prior to the Nine Months Fiscal 2007 have not been restated to reflect this change. Stock-based compensation recognized under the new standard is based on the value of the portion of the stock-based award that vests during the period, adjusted for expected forfeitures. Stock-based compensation recognized in our condensed consolidated financial statements for the Nine Months Fiscal 2007 include compensation cost for stock-based awards granted prior to, but not fully vested as of, April 2, 2006, and stock-based awards granted subsequent to April 2, 2006. Our stock-based awards consist primarily of stock options granted to employees and directors.

The compensation cost for awards granted prior to April 2, 2006 is based on the grant-date fair value of the stock-based award estimated in accordance with the pro forma provisions of SFAS 123, while awards granted after April 2, 2006 follow the provisions of SFAS 123(R). Compensation cost for awards granted prior to April 2, 2006 is recognized on a straight-line basis over the requisite service period for each separately remaining vesting portion of the award, while compensation cost for awards granted after April 2, 2006 is recognized on a straight-line basis over the requisite service period for the entire award.

1. Basis of Presentation (Continued)

For all of these stock-based awards, we have used the Black-Scholes option pricing model for the valuation for stock option awards on the date of grant. These computations are affected by the estimated fair value of our stock at the grant date as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected life of the award, our expected stock price volatility over the term of the award and actual and projected exercise behaviors. Although the fair value of stock option awards is determined in accordance with SFAS 123(R), the Black-Scholes option pricing model requires the input of subjective assumptions, and other reasonable assumptions could provide differing results.

Cash and cash equivalents

Cash equivalents in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value.

Deferred Revenue

Deferred revenues include unearned revenue from our gift and purchase stored value cards, which are recognized upon redemption, and amounts related to advance territorial license fees from U.S. franchise and international licensing agreements, which are generally recognized on a straight-line basis over the expected life of the agreements.

Reclassifications

Reclassifications of prior year balances have been made to conform to the current year classifications and have no impact on net income (loss) or financial position.

Recent Accounting Pronouncements

On July 13, 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 ("FIN 48" or the "Interpretation")* relating to income taxes. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, so the Company expects to adopt the new requirements in the first quarter of Fiscal 2008 and is currently evaluating the impact that the adoption of FIN 48 will have on its consolidated financial statements.

2. Liquidity

As discussed in Note 5, on August 31, 2005 we sold certain intellectual property assets and rights to Tully's Coffee Japan (the "Japan Rights") for $17,500,000. These cash proceeds are being used to improve our financial condition, to fund our current operations, and to accelerate the development of our business outside of Japan.

2. Liquidity (Continued)

As of December 31, 2006 we had cash and cash equivalents of $529,000, and a working capital deficit of $6,394,000. Because we principally operate as a "cash retail business," we generally do not require a significant net investment in working capital and historically have operated with current liabilities in excess of our current assets. Our Wholesale division requires a greater level of investment in accounts receivable and inventory, which have increased as that business has grown. Our inventory levels typically increase during the spring due to coffee crop seasonality and, to a lesser degree, during the autumn due to holiday season merchandise. Inventories are also subject to short-term fluctuations based upon the timing of coffee receipts. Tully's expects that its investment in accounts receivable and inventories will be relatively constant for the remainder of Fiscal 2007, but will increase in Fiscal 2008, primarily as the result of anticipated further growth in the Wholesale division.

Cash requirements for the remainder of Fiscal 2007, other than normal operating expenses and the commitments described in the condensed consolidated financial statements and notes and in the Form 10-K, are expected to consist primarily of capital expenditures related to the opening of new company-operated stores and equipment and accounts receivable related to new Wholesale division business. Franchised and licensed stores do not require capital investment in property and equipment by Tully's, but we do incur selling and support costs for such new stores related to store opening, training, and quality control. We expect to open two or fewer company-operated stores in the remainder of Fiscal 2007. In Fiscal 2008, we expect to open up to 40 new company-operated stores, depending upon the amount and timing of the capital raised for this purpose, as described below. Typically, a new company-operated store will require capital investment of approximately $100,000 to $400,000, but this varies depending on the specific location. Some of these capital expenditures may be accomplished through operating or capital leases.

In November 2006, we renewed our secured credit facility with Northrim Funding Services ("Northrim") and increased the credit line available as described in Note 4.

Liabilities at December 31, 2006 include deferred licensing revenue in the aggregate amount of $3,252,000. We will liquidate the deferred revenue balance through recognition of non-cash revenues in future periods, rather than through cash payments (see Note 5).

We believe that the operating cash flows, financing cash flows, and investing cash flows projected for the remainder of Fiscal 2007, the cash and cash equivalents of $529,000 at December 31, 2006, and our credit facility will be sufficient to fund ongoing operations of Tully's through the remainder of Fiscal 2007. We expect our business improvement initiatives and other actions will improve our operating income and cash flow results. Tully's business plan for Fiscal 2008 reflects a greater emphasis on business growth, including a greater number of new company-operated store openings, than has been typical during the past few years. However, the timing and extent of success for these strategies cannot be predicted with any level of certainty. In order to continue our growth efforts and maintain an appropriate level of liquidity, we expect to seek additional sources of business funding (such as debt or equity financings) during the fourth quarter of Fiscal 2007 or in Fiscal 2008. If the pricing or terms for any new financing do not meet our expectations, we may be required to choose between completion of the financing on such unfavorable terms or not completing the financing. If other sources of capital are unavailable, or are available only on a limited basis or under unacceptable terms, then we could be required to substantially reduce operating, marketing, general and administrative costs related to our continuing operations, or reduce or discontinue our investments in store improvements, new customers and new products. We could be required to sell stores or other assets and could be unable to take advantage of business opportunities or respond to competitive pressures. The sale of stores or other income-producing assets could adversely affect our future operating results and cash flows.

3. Inventories

Inventories consist of the following:

	December 31, 2006 (unaudited)	April 2, 2006
	(dollars in thousands)	
Coffee		
Unroasted	$1,338	$ 939
Roasted	1,346	1,361
Other goods held for sale	460	416
Packaging and other supplies	538	424
Total	$3,682	$3,140

4. Credit line and long term debt

On June 22, 2005, Tully's entered into a secured credit facility with Northrim (the "Northrim Facility"). In November 2006, the credit facility was renewed until October 31, 2007, unless terminated earlier by either party and the credit facility was increased from $3,000,000 to $5,000,000, subject to the amount of eligible accounts receivable and inventories. Borrowings under this facility bear interest at the prime rate plus 3.5% and are secured by our inventories and through the assignment (with recourse) of our accounts receivable. An annual commitment fee of up to $20,000 applies on the facility.

Obligations under the Northrim Facility and long-term debt consist of the following:

	December 31, 2006 (unaudited)	April 2, 2006
	(dollars in thousands)	
Borrowings under the Northrim Facility	$ 2,978	$ 1,901
Note payable for purchase of insurance, collateralized by unearned or return insurance premiums, accrued dividends and loss payments	288	216
Vehicle purchase note payable in monthly installments of approximately $833 including interest at 3.98%, through March 2010, secured by the related vehicles	30	37
	3,296	2,154
Less: Current portion	(3,274)	(2,126)
Long-term debt	$ 22	$ 28

5. International Licenses and Deferred Revenue

Tully's Coffee Japan

Prior to August 31, 2005, Tully's had license and supply agreements with its licensee for Japan, Tully's Coffee Japan. On August 19, 2005, Tully's and Tully's Coffee Japan entered into the Japan Rights Agreement under which Tully's agreed to sell to Tully's Coffee Japan all of Tully's rights, title and interest for Japan with respect to the Tully's trademarks, store designs, processes and other intellectual property assets and rights for the

5. International Licenses and Deferred Revenue (Continued)

Tully's business in Japan for $17,500,000. The Japan Rights Agreement does not provide Tully's Coffee Japan with the right to use Tully's proprietary intellectual properties outside of Japan and does not affect Tully's ownership or rights with respect to the Tully's intellectual properties outside of Japan. Tully's and Tully's Coffee Japan have agreed to cooperate in the development of the Tully's brand for the mutual benefit of the two companies.

The Japan Rights sale closed on August 31, 2005 and Tully's received $13,819,000 on August 31, 2005. The remaining $3,681,000 of the purchase price was paid by Tully's Coffee Japan to Tully's on October 5, 2005. Under the Japan Rights Agreement, the parties also resolved a tax indemnification claim previously made by Tully's Coffee Japan without any further payments by either party. Tully's recognized a gain of $17,392,000 on the Japan Rights sale, as follows (dollars in thousands):

Cash sales price for Japan Rights	$17,500
Less—transaction costs	(108)
Gain on sale of Japan Rights	$17,392

Under the Japan Rights Agreement, the license and supply agreements with Tully's Coffee Japan were terminated on August 31, 2005 and Tully's right to receive license fees and coffee roasting fees from Tully's Coffee Japan terminated for periods after July 31, 2005. License fees and coffee roasting fee revenues from Tully's Coffee Japan are summarized as follows (dollars in thousands):

	Thirteen Week periods ended		Thirty-Nine Week periods ended	
	December 31, 2006	January 1, 2006	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
License fees and coffee roasting fee revenues from Tully's Coffee Japan	$—	$—	$—	$811

As the result of the termination of the license and supply agreements with Tully's Coffee Japan, we recognized the unamortized balance of the deferred license revenue related to these agreements, which aggregated $4,405,000 as of August 31, 2005, in Fiscal 2006.

UCC Ueshima Coffee Company, Ltd.

In April 2001, Tully's granted UCC Ueshima Coffee Company, Ltd. ("UCC") a license to establish and operate Tully's specialty coffee stores, including a license to use Tully's business names, trademarks and intellectual property rights for purposes of establishing and operating Tully's stores, and to sell Tully's coffee at wholesale, in 25 Asian countries (excluding Japan which is served by Tully's Coffee Japan). UCC operates retail stores and sells coffee under various UCC brands in many parts of Asia, and reported revenues of over $1 billion in the year ended March 31, 2006.

Since the license agreement was executed in April 2001, UCC has opened one Tully's store, which it closed in 2004. UCC has not established nor operated any other Tully's stores nor engaged in wholesale sales of Tully's products within its territory. Asia has been a strong growth market for specialty coffee companies in this same time period. Tully's has attempted to find a mutually satisfactory resolution to this problem with UCC. These efforts were not successful. In June 2006, Tully's notified UCC that it is in breach of the license agreement.

5. International Licenses and Deferred Revenue (Continued)

Despite attempts by Tully's to reach an amicable resolution of this dispute, no agreement has been reached. On November 14, 2006, Tully's notified UCC that the license agreement is terminated.

On November 7, 2006, UCC filed a lawsuit in the United States District Court for the Western District of Washington. The suit alleges that Tully's breached the license agreement by, among other things, terminating the license agreement for non-performance and seeks a declaration that UCC is not in breach of the license agreement, that Tully's is in breach, and that UCC is entitled to enforce its alleged security interest as to certain of Tully's assets that were subject to the license agreement (i.e., the Asian trademarks and the right to use Tully's intellectual properties in the territories). The suit further seeks a preliminary injunction enjoining Tully's from taking any action to decrease the value of the license rights, an injunction prohibiting Tully's from terminating the license agreement, and for attorneys fees and costs. The litigation is in the early stages of discovery. The parties have commenced the initial stages of discovery. Trial has been scheduled for April 7, 2008.

Tully's denies any liability whatsoever to UCC and intends to vigorously defend its rights under the license agreement and the claims in this lawsuit. On December 7, 2006, Tully's filed its answer, affirmative defenses and counterclaims. Tully's counterclaims include: a request for a declaratory judgment that the license agreement is terminated; damages for UCC's breach of contract; damages for UCC's anticipatory breach of contract; and damages for UCC's misrepresentations that wrongfully induced Tully's to enter into the license agreement. We are seeking an award of pre-judgment interest and of Tully's attorneys fees and costs. We intend to vigorously defend against the claims by UCC and to prosecute our counterclaims but this litigation is in its early stages and the ultimate outcome of the matter therefore is uncertain. It is not currently possible to estimate the additional impact, if any, that the ultimate resolution of this matter will have on Tully's results of operations, financial position, or cash flows. Tully's has included in "other operating expenses" the actual and estimated costs for the Company's defense and for prosecution of its counterclaims (including $700,000 accrued at December 31, 2006) in the amounts of $758,000 for Third Quarter 2007 and $799,000 for the Nine Months Fiscal 2007.

At the April 2001 commencement of the UCC license term, UCC paid a license fee of $12 million to Tully's. The license agreement provided that this fee was fully earned upon payment. Under the license agreement, Tully's would also be paid a royalty of 1% on all associated retail and wholesale sales in these territories, starting after a zero royalty period of between seven and eight years. Additionally, throughout the contract term, Tully's would have sales and profits associated with the sale of coffee, products, supplies and equipment for the licensed wholesale and retail businesses in the territories.

Tully's initially recorded the $12 million license fee as deferred revenue, and has recognized it as revenue on a periodic basis during the zero royalty period, during which it was expected that Tully's would have substantial performance obligations associated with supporting the opening and operation of Tully's stores by UCC. As a result, deferred licensing revenues (included in liabilities) at December 31, 2006 include $3,240,000 associated with the UCC license agreement.

After assessing the developments of the past few months, including the attempts to amicably resolve the dispute with UCC, the continuing nonperformance by UCC, the November 14, 2006 termination of the license agreement by Tully's (which is contested by UCC) and the litigation described above, Tully's believes it is unlikely that any substantial performance will be required by Tully's during the remainder of the zero royalty period established under the license agreement. However, due to the early stage of the litigation with UCC, Tully's believes it is premature to account for the termination of this license agreement as a "repossession" under Statement of Financial Accounting Standards No. 45, "Accounting for Franchise Fee Revenue" (which would

5. International Licenses and Deferred Revenue (Continued)

result in the accelerated recognition of the remaining deferred revenue amounts and recognition of associated deferred costs of approximately $159,000 at December 31, 2006). Accordingly, Tully's continued to amortize the revenue in Third Quarter 2007 on the same basis as in the previous quarters of Fiscal 2007. Tully's expects to periodically reevaluate the timing for recognition of this deferred revenue and the associated deferred costs, based upon the development of the UCC litigation.

Deferred licensing revenue recognized under the agreements with Tully's Coffee Japan and the license agreement with UCC is summarized as follows (dollars in thousands):

	Thirteen Week periods ended		Thirty-Nine Week periods ended	
	December 31, 2006	January 1, 2006	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Recognition of deferred license revenue under international agreements				
Periodic recognition of deferred license revenue under agreements with Tully's Coffee Japan	$—	$—	$ —	$ 166
Revenue recognized upon termination of license and supply agreements under agreements with Tully's Coffee Japan	—	—	—	4,405
Total deferred license revenue recognized under agreements with Tully's Coffee Japan	—	—	—	4,571
Periodic recognition of deferred license revenue under UCC license agreement	360	360	1,080	1,080
Total deferred license revenue recognized under agreements with Tully's Coffee Japan and UCC	$360	$360	$1,080	$5,651

Deferred revenue is summarized as follows:

	Thirty-Nine Week period ended December 31, 2006
	(dollars in thousands)
Deferred licensing revenue:	
Additions to deferred licensing revenue in the period	$ —
Less: Deferred licensing revenue recognized in net sales	(1,080)
Other, net	(9)
Net decrease in deferred licensing revenue for the period	(1,089)
Less: Deferred Licensing Reversal	(25)
Deferred license revenue	
Beginning of period	4,367
End of period	3,253*
Less: Non-current portion	(1,787)
Current portion of deferred licensing revenue	1,466
Deferred revenue from stored value cards	2,347
Current portion deferred revenue	$ 3,813

* Includes $3,240,000 of deferred revenues associated with the UCC license agreement, as described above.

6. Commitments and contingencies

Employment Agreements and Compensatory Arrangements

On August 28, 2006, we entered into a separation agreement with our then president and chief operating officer, Mr. John Dresel, that terminated his employment effective September 13, 2006, under which we agreed to pay him severance compensation of $200,000 over a twelve month period starting in September 2006. This obligation was accrued during the thirteen week period ended October 1, 2006 ("Second Quarter 2007").

On September 1, 2006, Tully's entered into an employment agreement with Mr. John Buller, who has been appointed President and CEO as of August 21, 2006. Under the employment agreement, Tully's agreed that Mr. Buller will receive a base salary of $200,000 per year, effective August 21, 2006. Mr. Buller's base salary is subject to review in September each year, but shall not be less than $200,000 per year without the mutual agreement of the parties. Mr. Buller shall be eligible for additional equity and cash compensation based on an incentive and bonus plan to be agreed upon by the parties.

Mr. Buller's employment is generally terminable by Mr. Buller on 30 days written notice. His employment may be terminated by Tully's "for cause". If Mr. Buller's employment is terminated by Tully's "without cause," he will be entitled to receive certain severance benefits. If terminated "without cause" on or before February 21, 2008, Mr. Buller will receive severance pay equal to two years of his then current base salary, paid out monthly, plus a one-time payment of $100,000. If terminated "without cause" after February 21, 2008, Mr. Buller will receive severance pay equal to one year of his then current base salary, paid monthly. Further, all unvested stock options that would otherwise have vested in the one year period after the effective date for termination of his employment will vest as of the termination date. If a change in control of Tully's occurs within four months after the effective date of Mr. Buller's termination, at Mr. Buller's option he may receive the payments provided under the change in control provisions in lieu of receiving the severance payments. In the event of Mr. Buller's termination by Tully's or a third party as a result of a change in control, Mr. Buller will receive severance pay equal to two years of his then current base salary, paid out monthly, plus a one-time payment of $100,000 and all of his unvested stock options will vest as of the termination date.

Contingencies

In February 2004 a lawsuit was filed against Tully's in Superior Court of California, Los Angeles County (the "Court") by two former store managers on behalf of themselves and on behalf of other former and current store managers in the state of California. The suit alleged that Tully's improperly classified such managers as exempt under California's wage and hour laws and sought damages, restitution, reclassification and attorneys' fees and costs. On April 21, 2005, the parties entered into a memorandum of understanding regarding the settlement of this matter, which was subsequently reflected by the parties in a Joint Stipulation of Settlement and Release (the "Settlement Agreement"). On September 14, 2006, the Court granted final approval of the Settlement Agreement and dismissed the suit with prejudice.

6. Commitments and contingencies (Continued)

In Fiscal 2005, Tully's incurred a one-time charge of approximately $1.6 million for the settlement and associated costs. In connection with the final approval of the settlement, Tully's incurred additional expenses of $72,000 in Second Quarter 2007. Under the settlement, Tully's will make cash payments totaling approximately $800,000 to the settlement class over a three year period starting in October 2006. Tully's will also issue 300,000 shares of its common stock, with an agreed value of $450,000, to the settlement class during that three year period commencing in October 2006. The settlement and associated costs expensed in Fiscal 2005 and Fiscal 2007, and the anticipated timing for payment of the settlement costs, are summarized as follows (in addition, cash settlement payments after the initial payment will include interest at 6.75% per year):

	Shares of common stock to be issued	Valuation of common stock (at $1.50 per share)	Cash settlement payments	Combined cash costs and common stock
Common stock issued and payments made in October 2006	56,250	$ 84,375	$164,000	$ 248,375
Settlement costs payable in				
October 2007	93,750	140,625	266,000	406,625
October 2008	93,750	140,625	266,000	406,625
October 2009	56,250	84,375	159,000	243,375
Total settlement costs	300,000	$450,000	$855,000	$1,305,000

In November 2006, UCC filed a lawsuit against Tully's in connection with a dispute among the parties regarding UCC's performance under the license agreement between UCC and Tully's, as described in Note 5.

We are a party to various other legal proceedings arising in the ordinary course of our business, but are not currently a party to any other legal proceeding that we believe could have a material adverse effect on our financial position or results of operations.

7. Stock options

Effective April 3, 2006, we adopted SFAS 123(R), which establishes accounting for stock-based awards exchanged for employee services, using the modified prospective application transition method. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and recognized over the requisite service period. Previously, we applied APB 25 and related interpretations, as permitted by SFAS 123.

Company Stock Incentive Plan

In 1994, Tully's shareholders approved a Stock Incentive Plan (the "1994 Plan"). In August 1999 our stockholders approved an amended plan, which established the maximum number of shares issuable under the 1994 Plan and the Employee Stock Purchase Plan at 4,200,000, and in June 2003, our Board of Directors further amended the 1994 Plan. By its terms, the 1994 Plan expired in October 2004 (this did not terminate outstanding options).

In December 2004, the Tully's shareholders approved the 2004 Stock Option Plan, effective as of November 1, 2004. The 2004 Stock Option Plan authorizes the issuance of up to 2,500,000 shares of common stock under the 2004 Stock Option Plan and Tully's Employee Stock Purchase Plan.

7. Stock options (Continued)

The provisions of the 2004 Stock Option Plan (and the 1994 Plan prior to its expiration) are summarized as follows. We may issue incentive or nonqualified stock options to our employees and directors. Stock options are granted solely at the discretion of our Board of Directors and are issued at a price determined by our Board of Directors. The term of each option granted is for such period as determined by our Board of Directors, but not more than ten years from date of grant. Options are nontransferable and may generally be exercised based on a vesting schedule determined by our Board of Directors. The plan provides for acceleration of outstanding options under certain conditions, including certain changes in control of Tully's.

Founder's Stock Option Plan

In addition to options granted under the 1994 Plan, our chairman and founder has granted options to purchase shares of his stock to employees and third parties (the "Founder's Plan"). No options have been granted by the Chairman under the Founder's Plan since Fiscal 2002. These options have vesting periods ranging from immediate vesting to five year vesting and have a twenty-five year life. In October 2005, the chairman and founder contributed his holdings of Tully's common stock to TTOK, LLC, a limited liability company owned by the chairman, and the Founder's Plan stock option obligations were assigned to TTOK, LLC.

Other Equity Instruments

Tully's has granted warrants to purchase common stock. These warrants have up to one year vesting periods and generally have ten year lives. Issued, outstanding and exercisable warrants as of December 31, 2006 are summarized as follows:

	Outstanding warrants	Number exercisable	Exercise Prices
Issued with Series A Preferred Stock investment units	6,470,772	6,470,772	$ 0.33
Issued to guarantors of debt	1,262,431	1,262,431	$ 0.05
Issued to holder of convertible note in lieu of cash interest	960,000	960,000	$ 0.01
Other	431,052	431,052	$ 0.01-$0.33
Totals	9,124,255	9,124,255	

Stock Options

We issue new shares of common stock upon the exercise of stock options granted under the 1994 Plan and the 2004 Stock Option Plan. The exercise of options granted under the Founder's Plan results in a transfer of shares to the exercising optionee from the shares owned by TTOK, LLC, and does not affect the total outstanding shares of stock or provide cash proceeds to Tully's.

Determining Fair Value Under SFAS 123(R)

Valuation and Amortization Method.

We estimated the fair value of stock option awards granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the requisite service periods, which are generally the vesting periods.

7. Stock options (Continued)

Expected Life.

The expected life of awards granted represents the period of time that they are expected to be outstanding. We determined the expected life based primarily on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules, expected exercises and post-vesting forfeitures.

Expected Volatility.

We estimated the volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor we use in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected life of the award.

Risk-Free Interest Rate.

We based our risk-free interest rate used in the Black-Scholes option valuation model on the implied risk-free interest rate with an equivalent remaining term equal to the expected life of the award.

Expected Dividend Yield.

We use an expected dividend yield of zero in the Black-Scholes option valuation model, consistent with our recent experience.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. A summary of the assumptions and resulting weighted average fair value results for options granted during the periods presented is as follows:

	Thirteen Week periods ended		Thirty-Nine Week periods ended	
	December 31, 2006	January 1, 2006	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Risk free interest rate	*	2.78%	4.85% - 5.09%	2.78%
Expected dividend yield	*	0%	0%	0%
Expected lives	*	3 years	3 years	3 years
Expected volatility	*	86%	85% - 92%	84% - 86%
Weighted average fair value at date of grant	*	$0.17	$0.85	$0.17 - $ 0.85

* *No option grants occurred in the period presented*

Expected Forfeitures.

We primarily use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. For Third Quarter 2007 we estimated our pre-vesting option forfeiture rate at 18%.

Stock-based Compensation Under SFAS 123(R)

Stock-based compensation expense related to stock-based awards under SFAS 123(R) for the Nine Months Fiscal 2007 totaled $218,000, which is included in marketing, general and administrative costs in our Condensed

7. Stock options (Continued)

Consolidated Statement of Operations. This is a non-cash expense. During Nine Months Fiscal 2006, we recognized non-cash compensation expense of $113,000 and disclosed a pro forma non-cash compensation expense consistent with the provisions of SFAS No. 123, as amended by SFAS No. 148 of $249,000.

As of December 31, 2006, we had approximately $348,000 of total unrecognized compensation cost related to the 612,712 non-vested stock-based awards granted under all equity compensation plans. We expect to recognize this cost over a period of approximately four years.

The following table presents the impact of our adoption of SFAS 123(R) on data in our condensed consolidated financial statements for Third Quarter 2007 (in thousands, except per share amounts):

	Thirteen-Week Period Ended December 31, 2006	Thirty-Nine Week Period Ended December 31, 2006
Condensed Consolidated Statement of Operations:		
Decrease in income from operations	$ (63)	$ (218)
Decrease in income or increase in loss before income taxes	(63)	(218)
Decrease in net income or increase in net loss	(63)	(218)
Decrease in basic and diluted earnings per share or increase in basic and diluted net loss per share	— *	$(0.01)
Condensed Consolidated Balance Sheet:		
Increase in additional-paid-in-capital	$ 63	$ 218

* Less than $0.01 per share.

Stock Award Activity

As of December 31, 2006 options for 3,493,981 shares were outstanding under the 1994 Plan and the 2004 Stock Option Plan, of which 2,881,269 were fully vested. The following table summarizes information about outstanding options granted under our option plans:

Exercise price per share	Number outstanding	Weighted-average remaining contractual life (years)	Number exercisable and vested	Fair market value of shares vested	Aggregate intrinsic value
Outstanding under the 1994 Plan and the 2004 Stock Option Plan					
$0.01	1,282,855	4.13	1,282,855	$1,807,852	$1,911,454
0.30	105,008	8.21	105,008	16,923	126,010
0.31	409,493	6.87	399,825	99,851	475,792
0.33	10,874	4.28	10,874	21,687	12,723
1.50	992,247	8.90	419,203	318,047	—
1.75	48,572	2.26	48,572	84,163	—
1.78	406,666	3.71	406,666	417,915	—
2.00	30,000	8.38	—	—	—
2.25	71,200	2.75	71,200	135,620	—
$2.50	137,066	5.28	137,066	41,472	—
Total Outstanding under the 1994 Plan and the 2004 Stock Option Plan	3,493,981	5.91	2,881,269	2,943,530	2,525,979
Outstanding under the Founders Plan (exercise price of $0.01 per share)	1,688,167	15.34	1,688,167	2,783,153	2,515,369
Total	5,182,148		4,569,436	$5,726,683	$5,041,348

7. Stock options (Continued)

The following table summarizes activity under our stock option plans in the Nine Months Fiscal 2007:

	Number of Shares	Weighted-average exercise price per share
Outstanding at beginning of the period	5,512,935	$0.51
Granted	566,000	1.50
Exercised	(600,617)	0.01
Forfeited	(296,170)	1.96
Expired	—	—
Outstanding at the end of the period	5,182,148	$0.59
Exercisable or convertible at the end of the period	4,569,436	$0.47

Options for 500,000 shares with an exercise price of $1.50 per share were granted to Mr. Buller, with 100,000 shares vested on September 1, 2006 and the remaining 400,000 shares vesting pro-rata on August 21, 2007 through 2010. Expense of $82,000 was recorded in Second Quarter 2007 in connection with the grant. In connection with the separation of Mr. Dresel, unvested options to purchase 220,000 shares of common stock were cancelled. These options had an exercise prices of $1.50 (20,000 shares), $2.00 (100,000 shares), and $2.50 (100,000 shares).

The aggregate intrinsic value of options outstanding at December 31, 2006 is calculated as the difference between the market price of the underlying common stock and the exercise price of the options for the 3,496,397 options that had exercise prices that were lower than the $1.50 fair market value, as determined by our Board of Directors, of our common stock at December 31, 2006.

The total intrinsic value of options exercised during the Nine Months Fiscal 2007 and Nine Months Fiscal 2006 was $895,000 and $0, respectively, determined as of the date of exercise.

Pro Forma Information Under SFAS 123 and APB 25

Prior to Fiscal 2007, our stock-based compensation was accounted for using the intrinsic value method prescribed in APB 25 and related interpretations. Had compensation cost under our stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, our net loss and basic and diluted net loss per share would have been changed to the pro forma amounts indicated below (in thousands, except for per share data):

	Third Quarter 2006	Nine Months Fiscal 2006
	(unaudited)	(unaudited)
Stock-based employee compensation cost		
As reported	$ 15	$ 113
Pro forma	$ 43	$ 249
Net income (loss)-as reported	$(1,311)	$17,800
Net income (loss)-pro forma	$(1,339)	$17,664
Basic earnings (loss) per share		
As reported	$ (0.07)	$ 1.00
Pro forma	$ (0.07)	$ 1.00
Diluted earnings (loss) per share		
As reported	$ (0.07)	$ 0.35
Pro forma	$ (0.07)	$ 0.35

8. Stockholders' Equity

During Fiscal 2005, we conducted an offering of our common stock and investment units (each unit consisting of convertible preferred stock and warrants to purchase common stock) through the distribution of subscription rights to eligible shareholders and former shareholders (the "rights offering"). The rights offering closed on February 8, 2005. In May 2005, we issued 337,216 shares of common stock, 180,888 shares of Series A Convertible Preferred stock, and warrants to purchase 90,444 shares of common stock to the subscribers in the rights offering.

9. Segment Reporting

We present segment information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information ("SFAS 131")," which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by our senior management.

We are organized into three business units: (1) the Retail division, which includes our U.S. company-operated retail store operations, (2) the Wholesale division, which sells to domestic customers in the supermarket, food service, office coffee service, restaurant and institutional channels, and which also handles our mail order and internet sales, and (3) the Specialty division, which sells products and materials to our international licensees and manages the international licensing of the Tully's brand and is responsible for the franchising of Tully's stores in the United States.

We do not allocate our assets among our business units for purposes of making business decisions, and therefore do not present asset information by operating segment. Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a financial measurement we use to measure the operating performance of our operating segments. EBITDA excludes the effects of financing costs, income taxes, and non-cash depreciation and amortization. We have modified the financial information presented to our senior management to include within the operating segment financial information (1) the cost of shipping products from our roasting plant and (2) allocated costs of our roasting and distribution facility based upon the respective operating segment product usage. For purposes of comparability, we have restated the operating segment information for periods prior to Fiscal 2007 to reflect this presentation.

9. Segment Reporting (Continued)

The tables below present information by operating segment:

	Thirteen Week Periods Ended		Thirty-Nine Week Periods Ended	
	December 31, 2006	January 1, 2006	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)		(dollars in thousands)	
Net sales				
Retail division	$10,013	$ 9,589	$29,426	$29,014
Wholesale division	5,629	4,269	15,915	10,255
Specialty division (1)	407	370	1,224	6,479
	$16,049	$14,228	$46,565	$45,748
Earnings before interest, taxes, depreciation and amortization ("EBITDA")				
Retail division	$ 589	$ 301	$ 1,333	$ 1,676
Wholesale division	329	695	1,604	1,676
Specialty division (1)	(495)	249	28	6,074
Corporate and other expenses	(2,235)	(1,667)	(7,513)	(5,601)
Gain on Sale of Japan Rights	—	—	—	17,392
Earnings (loss) before interest, taxes, depreciation and amortization	(1,812)	(422)	(4,548)	21,217
Depreciation and amortization	(845)	(873)	(2,636)	(2,673)
Income taxes	(19)	—	(19)	(339)
Interest income, interest expense, and loan guarantee fees	(91)	(16)	(171)	(405)
Net income (loss)	$ (2,767)	$ (1,311)	$ (7,374)	$17,800
Depreciation and amortization				
Retail division	$ 612	$ 605	$ 1,869	$ 1,846
Wholesale division	72	84	229	252
Specialty division	**	**	**	**
Corporate and other expenses	161	184	538	575
Total depreciation and amortization	$ 845	$ 873	$ 2,636	$ 2,673

** Amounts are less than $1,000.

(1) Specialty division net sales and EBITDA for the Nine Months Fiscal 2006 include $4,405,000 of non-cash deferred license revenue recognized as the result of the termination of the license and supply agreements with Tully's Coffee Japan (see Note 5). Specialty division EBITDA includes actual and estimated legal and other costs associated with the UCC litigation, as described in Note 5, of $758,000 for Third Quarter 2007, and $799,000 for the Nine Months Fiscal 2007.

10. Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net earning (loss) by the sum of the weighted average number of common shares and the effect of dilutive common share equivalents, if any.

10. Earnings (Loss) Per Common Share (Continued)

Tully's has granted options and warrants to purchase common stock, and issued preferred stock and debt convertible into common stock (collectively, the "common share equivalent instruments"). The convertible debt was repaid in the third quarter of Fiscal 2006. Under some circumstances, the common share equivalent instruments may have a dilutive effect on the calculation of earnings or loss per share.

	Thirteen Week Periods Ended		Thirty-Nine Week Periods Ended	
	December 31, 2006	January 1, 2006	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars and shares in thousands, except per share data)			
Computation of basic earnings (loss) per share				
Net income (loss)	$(2,767)	$(1,311)	$(7,374)	$17,800
Adjustments for basic earnings (loss) per share	—	—	—	—
Net income (loss) for basic earnings (loss) per share	$(2,767)	$(1,311)	$(7,374)	$17,800
Weighted average shares used in computing basic earnings (loss) per share	18,527	17,761	18,022	17,759
Basic earnings (loss) per share	$ (0.15)	$ (0.07)	$ (0.41)	$ 1.00
Computation of diluted earnings (loss) per share				
Net income (loss)	$(2,767)	$(1,311)	$(7,374)	$17,800
Add interest on convertible note, if assumed to be converted	—	—	—	167
Net income (loss) for diluted earnings (loss) per share	$(2,767)	$(1,311)	$(7,374)	$17,967
Weighted average shares used in computing diluted earnings (loss) per share	18,527	17,761	18,022	51,800
Diluted earnings (loss) per share	$ (0.15)	$ (0.07)	$ (0.41)	$ 0.35
Weighted average shares used in computing earnings (loss) per share				
Weighted average common shares outstanding, used in computing basic earnings (loss) per share	18,527	17,761	18,022	17,759
Common share equivalent instruments for computing diluted earnings (loss) per share				
Dilutive effect of Series A Convertible Preferred stock	—	—	—	17,525
Dilutive effect of Series B Convertible Preferred stock	—	—	—	4,921
Dilutive effect of convertible promissory note	—	—	—	1,116
Dilutive effect of stock options (treasury stock method)	—	—	—	2,430
Dilutive effect of warrants (treasury stock method)	—	—	—	8,049
Total common share equivalent instruments for computing diluted earnings (loss) per share	—	—	—	34,041
Weighted average shares used in computing diluted earnings (loss) per share	18,527	17,761	18,022	51,800

11. Comprehensive Income (Loss)

There were no components of other comprehensive income (loss) other than net loss during the Nine Months Fiscal 2007 and Nine Months Fiscal 2006, so that net income (loss) equaled comprehensive income (loss) in each of these periods.

MARKET FOR REGISTRANT'S COMMON EQUITY AND CORPORATE INFORMATION

Market Information, Holders and Dividends

Currently there is no public market for Tully's common stock. As of January 31, 2007, there were approximately 5,100 holders of Tully's common stock.

The Company has not paid dividends in the past and Tully's presently does not plan to pay dividends in the foreseeable future. The Company intends to retain and use earnings to finance the growth of its business for an indefinite period. Any determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

CORPORATION INFORMATION

TULLY'S BOARD OF DIRECTORS

Tom T. O'Keefe
Chairman of the Board and Founder of Tully's Coffee Corporation

Kathi Ainsworth-Jones
Executive Director and Secretary of Microsoft Alumni Network

John K. Buller
President and Chief Executive Officer

Marc Evanger
Retired Chief Financial Officer of Quality Food Centers

John M. Fluke, Jr.
Founder and Chairman of Fluke Capital Management, L.P.

Lawrence L. Hood
President of Pacific Wealth Advisors

Gregory A. Hubert
Owner-operator of Red Robin and Johnny Carino's franchised restaurants

TULLY'S LEADERSHIP TEAM

John K. Buller
President and Chief Executive Officer

Kristopher S. Galvin
Executive Vice-President and Chief Financial Officer

Dana Pratt
Vice President, Retail

Ron Gai
Vice President, Wholesale Sales

Mark Dacosta
Vice President, Wholesale Operations

Rob Martin
Vice President, Merchandising and Production

SHAREHOLDER INFORMATION

Annual Meeting
Thursday, March 29, 2007
8:00 a.m. local time
Museum of Flight
9404 East Marginal Way South
Seattle, WA 98108

Shareholder Inquiries:
Call Investor Relations at (206) 233-2070
Or e-mail us at investor.relations@tullys.com

A copy of Tully's annual report to the Securities and Exchange Commission on Form 10-K (without the exhibits thereto) and quarterly reports on Form 10-Q will be provided to any shareholder without charge upon written request directed to:

Investor Relations
Tully's Coffee Corporation
3100 Airport Way South
Seattle, WA 98134

General information about our company is also available at our web site, www.tullys.com

CORPORATE OFFICE

Headquarters and Roasting Plant

3100 Airport Way South

Seattle, WA 98134

Phone: (206) 233-2070
(800) 96TULLY
Facsimile: (206) 233-2077

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Blending

Our blends are a culmination of art and science. Each is born from a creative spark, and following the initial inspiration, our passion for the perfect cup takes over.

Every blend is built by leveraging years of experience, subtle roast modifications, and continuous cuppings.

The goal of our blending process is to create unique aromas and flavors that cannot be found in any single origin coffee.

Brian Speckman
Tully's Coffee Master Roaster

TULLY'S COFFEE CORPORATION
3100 Airport Way South, Seattle, Washington 98134
www.tullys.com

END